PE
1-31-03


03055755

TIFFANY & CO.





FINANCIAL HIGHLIGHTS

TIFFANY MAINTAINED ITS FOCUS THROUGHOUT 2002 ON PROVEN STRATEGIES, WHILE STRENGTHENING ITS INFRASTRUCTURE AND BUILDING CAPACITY TO SUPPORT FUTURE GROWTH.

(in thousands, except per share amounts and percentages)	2002	2001	Increase (Decrease)
NET SALES	$1,706,602	$ 1,606,535	6%
WORLDWIDE COMPARABLE STORE SALES (ON A CONSTANT-EXCHANGE-RATE BASIS)	$ 1,382,808	$ 1,393,836	(1)%
EARNINGS FROM OPERATIONS	$ 319,197	$ 309,897	3%
EARNINGS FROM OPERATIONS AS A PERCENTAGE OF NET SALES	18.7%	19.3%	
NET EARNINGS	$ 189,894	$ 173,587	9%
NET EARNINGS AS A PERCENTAGE OF NET SALES	11.1%	10.8%	
NET EARNINGS PER DILUTED SHARE	$ 1.28	$ 1.15	11%
WEIGHTED-AVERAGE NUMBER OF DILUTED COMMON SHARES	148,591	150,517	
RETURN ON AVERAGE ASSETS	10.7%	10.9%	
RETURN ON AVERAGE STOCKHOLDERS' EQUITY	16.9%	17.7%	
NET-DEBT AS A PERCENTAGE OF TOTAL CAPITAL	13.8%	8.6%	
CASH DIVIDENDS PER SHARE	$ 0.16	$ 0.16	

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.



Michael J. Kowalski
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

TO OUR SHAREHOLDERS:

Despite challenging macro-economic environments in our key markets, Tiffany & Co. enjoyed a year of modest sales and earnings growth in 2002. We made continued progress against an array of important strategic objectives, and we believe investors with an appreciation for long-term value creation will be pleased with our results.

At this time last year, we, along with many others, expected that the economy and consumer confidence would meaningfully improve in the latter half of 2002. That clearly did not happen. However, as we then stated in the Annual Report, our confidence in Tiffany's future was "based upon our proven, disciplined approach to long-term development," and to that approach we remain committed.

In the spirit of that commitment, we maintained our focus throughout 2002 on proven strategies, while strengthening our infrastructure and building capacity to support our future growth.

RESULTS

We increased net sales by 6% to $1,706,602,000 due to growth in all channels of distribution. Net earnings rose 9% to $189,894,000, or $1.28 per diluted share. And we achieved a return on average stockholders' equity of 17%. We also maintained a strong balance sheet, which will allow us to support our growth potential. A detailed review of that performance begins on page 20.

EXPANSION TIED TO LONG-TERM STRATEGIES

Our strategy to expand our distribution includes increasing worldwide retail square footage by at least 5% annually – and we accomplished that in 2002. In the U.S., we introduced a slightly smaller store format with our new stores in Bellevue, Washington, East Hampton, New York, St. Louis, Missouri, and Orlando, Florida. We expect the new format to prove more efficient, while simultaneously enhancing the shopping experience. We also opened an important new store in Honolulu, Hawaii (which replaced two small retail locations). Internationally, we opened two locations and closed one in Japan, opened one each in Taiwan, Korea and Paris and closed one in both Australia and Taiwan.

RENOVATIONS TO BETTER SERVE CUSTOMERS

In our view, every TIFFANY & CO. location must provide a superior shopping experience. In 2002, we renovated several U.S. stores to improve our ability to serve customers. Our New York flagship store is an excellent example – the recently renovated second floor provides a luxurious, relaxed environment to shop for important diamond and gemstone jewelry, and the new customer service center on the sixth floor is spacious, comfortable and, most importantly, provides faster service. In London, we purchased the building on Old Bond Street where our European flagship store is located, and we will create a more spacious and luxurious retail environment.

COMPARABLE STORE PERFORMANCE

Comparable store sales in 2002 improved modestly in the U.S., declined in Japan and were mixed in other markets. Japan suffered a decline in unit sales of engagement jewelry due to shrinking demand for a segment of that product category. We will address that issue with new product offerings and focused marketing.

SPECIALTY RETAIL

We added a new channel of distribution in 2002 – Specialty Retail. It includes the sales of Little Switzerland, Inc., a jewelry retailer that serves tourists in the Caribbean, Alaska and the Florida Keys. We completed the acquisition of Little Switzerland in the third quarter. Little Switzerland will continue to operate under its own trade name and offer jewelry and well-known brand-name watches and giftware. We are excited about the potential to improve the performance of Little Switzerland, expand into new markets and profit from expected long-term growth in tourism-related spending.

PRODUCTS

Central to providing a superior shopping experience is offering extraordinary designs to celebrate all of life's important occasions. Jewelry is the mainstay of Tiffany's merchandise offerings, and we consistently strive to offer designs that are both innovative and classic. Among our successful introductions in 2002 were the ROUNDEL, BUBBLES and FEATHERS collections, spanning a range of designs, materials and prices.

Perhaps our most important product introduction this past year was the TIFFANY MARK™ collection of timepieces, the culmination of Tiffany's legacy of fine watchmaking. Inspired by a TIFFANY & CO. pocket watch created more than a century ago, the TIFFANY MARK is competitive with some of the best-known Swiss brands. The TIFFANY MARK introductions are the first in a series of major watch launches we are planning over the next five years.

INFRASTRUCTURE SUPPORTS GROWTH

In recent years, Tiffany has made substantial investments in its infrastructure. Our manufacturing facilities in New York and Rhode Island provide us with the capacity to further increase our internal jewelry manufacturing production and maintain strict control over our quality standards. We are approaching completion of a second state-of-the-art distribution center in New Jersey that is scheduled to open later this year. We also continue to develop innovative sourcing arrangements that support our growing product needs, especially for precious metals and diamonds. And we regularly invest in the necessary information technology platforms to support efficiency and productivity. In total, the Company's capital expenditures have exceeded 10% of sales in the past two years, but as several major projects are completed, we expect that rate to decelerate to 7-8% of net sales.

ALIGNING WITH CUSTOMERS AND COMMUNITIES

Increasing awareness of Tiffany's stores and product offerings among customers who desire the finest products but have yet to discover Tiffany is the objective of our



marketing program. Our means include compelling advertising in important newspapers and magazines, and publications such as our annual Blue Book and quarterly SELECTIONS catalogs. Our Web site continues to prove itself as a powerful selling and communications tool.

In conducting our business, we also believe in our responsibility to support our communities. The TIFFANY & CO. Foundation, established in 2000, supports non-profit groups dedicated to the education and preservation of the arts, and environmental conservation.

CRITICAL ADVANTAGES

There is a fundamental demand for our products, and it is clear to us that there remains a wealth of growth opportunities in store expansion, customer awareness and product development. However, we know it is critical to balance growth with the careful management of our most important asset – the TIFFANY & CO. brand.

The TIFFANY & CO. brand, and the trust and confidence it inspires in our customers, has been built on products of timeless beauty and style, that are cherished for generations – always accompanied by superior customer service. The TIFFANY & CO. brand represents the engine of our future growth, and its carefully nurtured development remains our over-riding strategic focus.

Since 1837, Tiffany & Co. has survived changing times and flourished by remaining vibrant and relevant without compromising any of its core brand values. Maintaining those values is surely a basis for sustainable, profitable growth.

Supporting our long-term confidence in the strength of the TIFFANY & CO. brand is the experience and integrity of those who run our Company. We have managed through difficult business environments in the past and possess the resiliency and foresight to see beyond cyclical fluctuations.

We can assure you that the unequivocal commitment of management and our Board of Directors is to enhance shareholder value over the long term. We possess a passion for our business and for our extraordinary products, coupled with the willingness and determination to address the issues and meet the challenges of any changes in the external environment. We also believe that adhering to the highest ethical standards of business conduct is of paramount importance. All of this defines our corporate culture.

A TRIBUTE TO WILLIAM R. CHANEY

Bill Chaney retired as Tiffany's chairman on January 31, 2003 but continues to serve on our Board of Directors. The fundamental strategic vision that Bill Chaney first articulated twenty years ago continues to serve Tiffany remarkably well today. His emphasis on carefully controlled retail store expansion, his mandate to maintain a singular focus on Tiffany's core categories of jewelry, watches, tableware and gifts and his insistence on an uncompromising commitment to product and service excellence remain at the heart of Tiffany's extraordinary success. Most importantly, Bill Chaney established a corporate culture that has focused on creating long-term shareholder value while simultaneously honoring and enhancing Tiffany's 166-year legacy as one of America's great business institutions. Although we will greatly miss his daily leadership, we are confident his strategic vision will endure.

IN CLOSING

We believe our financial results in 2002, and the initiatives we have taken to sustain our long-term growth, are more than ample evidence of a successful year. We close with our appreciation to you for sharing in our confidence in the future of Tiffany & Co.

Sincerely,



Michael J. Kowalski
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

March 3, 2003

A CONTINUUM OF EXTRAORDINARY DESIGN

YEAR IN, YEAR OUT, TIMELESS TIFFANY DESIGNS RETAIN THEIR BEAUTY AND ETERNAL APPEAL. INNOVATIVE CREATIONS CHARM AND CAPTIVATE. DESIGNS INSPIRED BY DRAWINGS FROM THE TIFFANY ARCHIVES REACH BACK TO ANOTHER ERA AND FORWARD TO UNPRECEDENTED MAGNIFICENCE.



TIFFANY ROUNDEL



LUCIDA®



ELSA PERETTI

Each year Tiffany introduces new jewelry collections. Tiffany's traditional standards of craftsmanship are uncompromising. All materials are superlative.




TIFFANY & CO.
SWISS MADE
TIFFANY MARK
TOURBILLON

TIFFANY MARK,
A MODERN RENAISSANCE

IN 2002 TIFFANY INTRODUCED THE TIFFANY MARK, A REMARKABLE WRISTWATCH COLLECTION INSPIRED BY TIFFANY POCKET WATCHES FROM ANOTHER CENTURY. THESE TIMEPIECES, OF UNIQUE HERITAGE AND DESIGN, ARE MASTERPIECES OF SWISS CRAFTSMANSHIP.



The TIFFANY MARK collection features watches in two shapes, three different metals and a variety of Swiss movements.

TIFFANY MARK WATCHES


ONE WAY

OUTDOOR ADVERTISING



19th Century TIFFANY & CO. pocket watches were the design inspiration behind the collection.

INTEGRAL CAPABILITY

IN EVERY STEP OF THE PROCESS, TIFFANY'S EXPERTISE AND CAPABILITY ARE FOCUSED ON ENSURING PRODUCT SUPPLY AND THE HIGHEST STANDARDS OF QUALITY AND CRAFTSMANSHIP.



AERIAL VIEW OF DIAVIK DIAMOND MINE



The Diavik Diamond Mine in Canada's Northwest Territories is one of the world's most important new sources of high-quality diamonds. Tiffany expects to secure from this mine a meaningful portion of its annual diamond needs in the years to come.

DIAMOND SETTING TOOLS





MULTI-LAYERED MARKETING

TIFFANY SPEAKS TO ITS MANY AUDIENCES WORLDWIDE THROUGH A VARIETY OF CAREFULLY ARTICULATED MESSAGES. ADVERTISING USES BOTH EVOCATIVE IMAGES AND SUMPTUOUS PRODUCT DETAIL. CATALOGS AND OUR WEB SITE REACH OUT TO EXISTING AND POTENTIAL CUSTOMERS.

MAGAZINE ADVERTISEMENT





TIFFANY&CO.

NEWSPAPER ADVERTISEMENT



TIFFANY&CO.

SPECIAL EVENT BROCHURE



TIFFANY&Co.

Tiffany's advertising appears in newspapers and magazines around the world. Direct mail brochures and catalogs are also used extensively.

CHANNELS OF DISTRIBUTION

TIFFANY IS EXPANDING WORLDWIDE DISTRIBUTION AT A DISCIPLINED PACE. NEW STORES IN NEW MARKETS. OLDER STORES REDESIGNED AND REFURBISHED. A WEB SITE BECKONING WITH SPECTACULAR DAZZLE AS WELL AS A DEPTH OF PRODUCT OFFERINGS AND INFORMATION. ALL SUPPORTED BY EXPANDED OPERATIONAL CAPACITY.




TIFFANY & CO.
ROME


ORLANDO

TIFFANY & CO.

SHOPPING | JEWELRY EXPERTISE | TIFFANY STYLE | STORE LOCATIONS

Jewelry | **Collections** | **Gifts & Accessories** | **Tiffany Table** | Search | Shopping Bag

Bracelets
Brooches
Cuff Links
Earrings
Necklaces
Pendants
Rings

Welcome to Tiffany & Co.

TIFFANY ENGAGEMENT

SIMPLY SPECTACULAR

CATALOGUE QUICK ORDER

SHOPPING



800 843 3269 CUSTOMER SERVICE WEDDING & GIFT REGISTRY BUSINESS ACCOUNTS ABOUT TIFFANY CATALOGUES SITE INDEX

There are more than 100 company-operated TIFFANY & CO. retail locations worldwide. In the U.S., Tiffany's e-commerce sales rose more than 50% in 2002.



FINANCIAL CONTENTS

SELECTED FINANCIAL DATA

The following table sets forth selected financial data, certain of which have been derived from the Company's audited financial statements for 1998-2002. Certain reclassifications were made to prior years' financial data to conform with the current year's presentation. All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

(in thousands, except per share amounts, percentages, retail locations and employees)	2002	2001	2000	1999	1998
EARNINGS DATA					
Net sales	**$ 1,706,602**	$ 1,606,535	$ 1,668,056	$ 1,471,690	$ 1,177,929
Gross profit	**1,011,448**	943,477	948,414	821,680	625,599
Earnings from operations	**319,197**	309,897	327,396	256,883	161,122
Net earnings	**189,894**	173,587	190,584	145,679	90,062
Net earnings per diluted share	**1.28**	1.15	1.26	0.97	0.63
Weighted-average number of diluted common shares	**148,591**	150,517	151,816	149,666	143,936
BALANCE SHEET AND CASH FLOW DATA					
Total assets	**$ 1,923,586**	$ 1,631,074	$ 1,568,340	$ 1,343,562	$ 1,057,023
Cash and cash equivalents	**156,197**	173,675	195,613	216,936	188,593
Inventories, net	**732,088**	611,653	651,717	504,800	481,439
Working capital	**770,481**	638,709	695,548	633,022	538,483
Net cash provided by operations	**221,441**	241,506	110,696	230,351	80,178
Capital expenditures	**219,717**	170,806	108,382	171,237	62,821
Short-term borrowings and current portion of long-term debt	**52,552**	91,902	28,778	20,646	97,370
Long-term debt	**297,107**	179,065	242,157	249,581	194,420
Stockholders' equity	**1,208,049**	1,036,945	925,483	757,076	516,453
Stockholders' equity per share	**8.34**	7.15	6.34	5.22	3.72
Cash dividends per share	**0.160**	0.160	0.150	0.113	0.085
RATIO ANALYSIS AND OTHER DATA					
As a percentage of net sales:					
Gross profit	**59.3%**	58.7%	56.9%	55.8%	53.1%
Earnings from operations	**18.7%**	19.3%	19.6%	17.5%	13.7%
Net earnings	**11.1%**	10.8%	11.4%	9.9%	7.6%
Current ratio	**3.6:1**	3.0:1	3.2:1	3.4:1	2.9:1
Return on average assets	**10.7%**	10.9%	13.1%	12.1%	9.6%
Return on average stockholders' equity	**16.9%**	17.7%	22.7%	22.9%	18.8%
Net-debt as a percentage of total capital	**13.8%**	8.6%	7.5%	6.6%	16.7%
Company-operated retail locations	**131**	126	119	110	104
Number of employees	**6,431**	5,938	5,960	5,368	4,845

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Channels of Distribution

The Company operates four channels of distribution. U.S. Retail includes sales in Company-operated TIFFANY & CO. stores. International Retail primarily includes sales in Company-operated TIFFANY & CO. retail locations in markets outside the U.S., as well as a limited amount of business-to-business sales, Internet sales and wholesale sales of TIFFANY & CO. products to independent retailers and distributors in certain of those markets. Direct Marketing includes business-to-business, catalog and Internet sales in the U.S. of TIFFANY & CO. products. Specialty Retail primarily includes the retail sales made by Little Switzerland, Inc. ("Little Switzerland") in its jewelry, watches, crystal, china and giftware stores, as well as consolidated results from other ventures that are now or will be operated under non-TIFFANY & CO. trademarks or trade names.

All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

In order to focus on operating its own TIFFANY & CO. stores and/or to eliminate marginally profitable operations, the Company eliminated certain selling operations in recent years. In 2002, the Company announced that it would no longer solicit new employee service award programs through its Business Sales division and would phase out of the service award business when existing customer commitments were satisfied. Employers use service award programs to commemorate employees' anniversaries with gifts. Sales affected by this action represent less than $30,000,000 annually, or less than half of the Business Sales division's sales. As a consequence of that decision, the Company recorded a pre-tax charge of $1,400,000 in the fourth quarter of 2002 primarily related to employee separation costs and the disposal of obsolete program-specific inventory.

In January 2001, the Company discontinued wholesale sales of fragrance products in the U.S. and in most international markets; in July 2000, the Company discontinued wholesale sales of jewelry and non-jewelry items in Europe; and in January 2000, the Company discontinued wholesale sales of jewelry and non-jewelry items in the U.S. In connection with these decisions, the Company established product return reserves, which had the cumulative effect of reducing gross profit by $9,364,000, and recorded a charge of $3,146,000 to selling, general and administrative expenses, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers. There were no product return reserves remaining for these operations at January 31, 2002.

Management believes that these decisions, singularly and in the aggregate, did not significantly affect the Company's financial position, earnings or cash flows.

Overview

Net sales increased 6% in 2002 following a 4% decline in 2001. The Company's reported sales reflect either a translation-related benefit from strengthening foreign currencies or a detriment from a strengthening U.S. dollar. Therefore, on a constant-exchange-rate basis, net sales increased 6% in 2002 and fractionally in 2001, and worldwide comparable store sales declined 1% in 2002 and 4% in 2001. Net earnings rose 9% in 2002 following a 9% decline in 2001.

Certain operating data as a percentage of net sales were as follows:

	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	40.7	41.3	43.1
Gross profit	59.3	58.7	56.9
Selling, general and administrative expenses	40.6	39.4	37.3
Earnings from operations	18.7	19.3	19.6
Other expenses, net	1.2	1.3	0.6
Earnings before income taxes	17.5	18.0	19.0
Provision for income taxes	6.4	7.2	7.6
Net earnings	11.1%	10.8%	11.4%

Net Sales

Net sales by channel of distribution were as follows:

(in thousands)	2002	2001	2000
U.S. Retail	$ 819,814	$ 786,792	$ 833,221
International Retail	683,489	659,028	679,274
Direct Marketing	179,175	160,715	155,561
Specialty Retail	24,124	–	–
	$1,706,602	$1,606,535	$ 1,668,056

U.S. Retail sales increased 4% in 2002 and comparable store sales increased 2%. U.S. Retail sales declined 6% in 2001 and comparable store sales declined 8%. Management attributes the increase in 2002 largely to a partial recovery from the adverse effects of September 11, 2001, although continued challenging economic and retail conditions affected overall results in both years. The number of comparable store transactions increased in 2002 and 2001. However, the average transaction size declined in both years. Sales in the New York flagship store increased fractionally in 2002 and declined 15% in 2001, and represented 10%, 11% and 12% of net sales in 2002, 2001 and 2000. Comparable branch store sales increased 2% in 2002 and declined 6% in 2001. Comparable store sales to domestic customers, which account for the majority of U.S. sales, increased in 2002 and declined in 2001. Comparable store sales to foreign tourists decreased in 2002 and 2001.

International Retail sales increased 4% in 2002 and decreased 3% in 2001. When compared with the prior year, the weighted-average U.S. dollar exchange rate was weaker in 2002 and stronger in 2001. Therefore, on a constant-exchange-rate basis, International Retail sales increased 3% in 2002 and 7% in 2001.

Japan represented 26% of net sales in 2002, compared with 28% in 2001 and 2000. Retail sales in Japan in local currency declined 1% in 2002 and rose 10% in 2001; comparable store sales declined 8% in 2002 and increased 3% in 2001. Unit sales declined in 2002 and rose in 2001, while the average price per unit sold increased in 2002 and declined in 2001. Management believes that results in 2002 and 2001 were affected by increasingly weak economic conditions in Japan and increasing competition. In addition, in 2002 the Company began a process to reposition its merchandising and marketing efforts to mitigate the effect of declining solitaire diamond engagement ring sales, which have resulted from lessened demand in the overall market for such products. In 2001, the Company signed new distribution agreements with Mitsukoshi Ltd. of Japan ("Mitsukoshi"), whereby TIFFANY & CO. boutiques will continue to operate within Mitsukoshi's stores in Japan until at least January 31, 2007. The new agreements largely continue the principles on which Mitsukoshi and the Company have been cooperating since 1993, when the relationship was last renegotiated. The main agreement, which will expire on January 31, 2007, covers the continued operation of TIFFANY & CO. boutiques. Separate agreements cover the operation of a freestanding TIFFANY & CO. store on Tokyo's Ginza. Under the new agreements, the Company is not restricted from further expansion of its Tokyo operations. Under the main agreement, the Company pays to Mitsukoshi a percentage of certain sales; this percentage is lower than under the prior agreements. There will be a further reduction in fees paid to Mitsukoshi starting in 2003, and the Company will employ increasing numbers of its own personnel in certain boutiques in the future.

In non-U.S. markets outside of Japan, the Asia-Pacific region represented 6%, 6% and 7% of net sales in 2002, 2001 and 2000, and comparable store sales on a constant-exchange-rate basis increased 5% in 2002 and declined fractionally in 2001. Europe represented 5% of net sales in 2002, compared with 4% in 2001 and 2000, and comparable store sales on a constant-exchange-rate basis increased 2% in 2002 and 1% in 2001.

Worldwide gross square footage for Company-operated stores increased 5% in 2002 and 9% in 2001, which was consistent with the Company's strategy to increase such square footage by at least 5% per year. In the U.S., the Company opened five stores and closed two in 2002 and opened two stores in 2001. Internationally, in 2002 the Company opened two locations and closed one in Japan, opened retail locations in Korea, Taiwan and Paris and closed one location in both Australia and Taiwan. In 2001, the Company opened four retail locations and closed one in Japan, opened two stores and closed three retail locations in the Asia-Pacific region, opened two stores in Europe and opened a store in Brazil. Plans in the U.S. for 2003 are to open three stores, including stores in Coral Gables, Florida, and Walnut Creek, California, and to convert an independently-operated location in Guam to Tiffany's control. International plans call for opening three retail locations and closing one in Japan and opening several locations in other markets.

Direct Marketing sales increased 11% in 2002 and 3% in 2001. The Business Sales division's sales declined 3% in 2002 and 13% in 2001 due to lower average dollars per order. Combined Internet and catalog sales rose 24% in 2002 and 23% in 2001, entirely due to Internet sales growth that resulted from a higher number of orders. The Company currently offers more than 2,000 products online and plans to further increase its offering in the future. The Company mailed 24 million catalogs in 2002, compared with 26 million in 2001 and 25 million in 2000, and plans to mail approximately 25 million catalogs in 2003.

Effective October 1, 2002, the Company established a new channel of distribution, "Specialty Retail," to include the consolidated results of Little Switzerland, as well as the consolidated results from any ventures controlled by the Company which will operate under non-TIFFANY & CO. trademarks or trade names.

Gross Profit

Gross profit as a percentage of net sales ("gross margin") increased in 2002 and 2001. Management attributes the increases in both years to favorable shifts in sales mix (sales of lower-priced silver items, which carry a gross margin higher than the Company's average, increased at a faster rate), as well as to improved efficiencies in product manufacturing and sourcing and selective price increases.

The Company's hedging program (See Note K to the Consolidated Financial Statements) uses yen put options to stabilize product costs in Japan over the short term despite exchange-rate fluctuations, and the Company adjusts its retail prices in Japan from time to time to address longer-term changes in the yen/dollar relationship and local competitive pricing.

Management's long-term strategy and objectives include achieving further product manufacturing/sourcing efficiencies, leveraging its fixed costs and implementing selective price adjustments in order to maintain the Company's gross margin at, or above, prior year levels. However, gross margin in 2003 is expected to be modestly below 2002 due to the full-year effect of consolidating the sales of Little Switzerland, which achieves a gross margin below the Company's average, the effect of incremental costs related to the opening of its new Customer Fulfillment/Distribution Center ("CFC"), and costs related to the building of a diamond sourcing organization in Belgium and Canada. Gross margin in 2003 is expected to include benefits from increasing amounts of internal jewelry manufacturing and from the commenced sourcing of a portion of the Company's diamond needs from a new mine in Canada.

Selling, General and Administrative Expenses ("SG&A")

SG&A rose 9% in 2002 and 2% in 2001. The increases were largely due to incremental depreciation, staffing and occupancy expenses related to the Company's overall worldwide expansion, as well as higher marketing expenses in 2002 to support the launch of a new collection of watches. In addition to management's actions to restrain growth in discretionary spending in both years, the rate of SG&A growth was also moderated by lower sales-related variable expenses. The translation effect of a weaker U.S. dollar increased SG&A growth fractionally in 2002, while the effect of a stronger U.S. dollar reduced SG&A growth by 3% in 2001. However, as a percentage of net sales, SG&A rose in both years due to insufficient sales growth to absorb the rate of increase in fixed expenses.

Management's longer-term objective is to reduce this ratio by leveraging anticipated improved rates of sales growth against the Company's fixed-expense base. However, SG&A is expected to increase by a mid-teens percentage in 2003, reflecting ongoing store expansion and accelerating business development spending as well as higher advertising spending, depreciation and insurance costs.

Earnings from Operations

As a result of the above factors, earnings from operations increased 3% in 2002 and declined 5% in 2001. As a percentage of net sales, earnings from operations declined in 2002 and 2001. On a reportable segment basis, the ratios of earnings from operations (before the effect of unallocated corporate expenses and interest and other expenses, net) to net sales in 2002, 2001 and 2000 were as follows: U.S. Retail was 24%, 25% and 28%; International Retail was 30%, 30% and 28%; Direct Marketing was 23%, 17% and 14%; and Specialty Retail was (7)% in 2002. Sales levels, gross margins and the ability to leverage fixed expenses affected changes in profitability in each segment.

Interest Expense and Financing Costs

Interest expense declined in 2002 primarily due to the effect of the capitalization of interest costs related to the Company's construction of its 266,000 square-foot CFC in Hanover Township, New Jersey, effective in the first quarter of 2002, as well as the Company's decision to purchase its Parsippany, New Jersey, Customer Service/Distribution Center and office facility ("CSC"). Interest expense increased in 2001 primarily due to the Company's decision to purchase the CSC, which resulted in the conversion of its operating lease into a capital lease. Management expects interest expense and financing costs to decline in 2003 due to lower average borrowing rates.

Other Expense (Income), Net

Other expense (income), net includes interest income and realized and unrealized gains (losses) on investment activities. Interest income earned on cash and cash equivalents declined in 2002 and 2001. In 2001, the Company recorded a pre-tax impairment charge of $7,800,000 representing the Company's total investment in a third-party provider of online wedding gift registry services. In 2001, the Company also recorded a pre-tax gain of $5,257,000, based on the Company's 14.7% equity interest in Aber Diamond Corporation ("Aber"), a publicly-traded company headquartered in Canada, which sold its interest in a mining project in February 2001. Management expects other expense (income), net in 2003 will benefit from the Company's equity interest in Aber, resulting from Aber's earnings related to the startup of production.

Provision for Income Taxes

The Company's effective tax rate was 36.6% in 2002, compared with 40.0% in 2001 and 2000. The lower rate in 2002 was primarily due to the effect of a non-recurring tax benefit reflecting the recognition of the cumulative U.S. tax benefits as provided by the Extraterritorial Income Exclusion Act ("ETI") provision of the Internal Revenue code.

In November 2000, the United States Government repealed the tax provisions associated with Foreign Sales Corporations ("FSC") and enacted, in their place, the ETI, certain provisions of which differed from those governed by the FSC regulations. The ETI provides for the exclusion from United States income tax of certain extraterritorial income from the sale of qualified United States origin goods. Qualified United States origin goods are generally defined as those wherein not more than 50% of the fair market value (including intangible values) is attributable to foreign content or value added outside the United States. The Company determined in the third quarter of 2002 that this tax benefit was applicable to its operations and, therefore, has recognized a tax benefit. It is unknown if this benefit will continue to be available to the Company in the future, as the World Trade Organization ("WTO") ruled in January 2002 in favor of a complaint by the European Union, and joined by Canada, Japan and India, that the ETI exclusion constitutes a prohibited export subsidy under WTO regulations. The United States Government is currently reviewing its options in response to this ruling.

Net Earnings

As a result of the above factors, net earnings rose 9% in 2002 and declined 9% in 2001.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The following critical accounting policies rely on assumptions and estimates that were used in the preparation of the Company's consolidated financial statements:

Sales returns: Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon receipt by a customer. The Company's customers have the right to return merchandise. Sales are reported net of returns. The Company maintains a reserve for potential product returns and records, as a reduction to sales, its provision for estimated product returns, which is based on historical experience.

Credit losses: The Company maintains a reserve for potential credit losses based on estimates of the credit-worthiness of its customers. If the financial condition of its customers was to change, resulting in a change in their ability to make payments, the Company might be required to increase or decrease its reserve.

Inventory: The Company writes down its inventory for discontinued, slow-moving and unmarketable products. This write-down is equal to the difference between the cost of inventory and its estimated market value and is based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory write-downs might be required. The Company's domestic and foreign branch inventories are valued using the last-in, first-out (LIFO) method, and inventories held by foreign subsidiaries are valued using the first-in, first-out (FIFO) method. Fluctuation in inventory levels, along with the costs of raw materials, could impact the carrying value of the Company's inventory.

Long-lived assets: The Company's long-lived assets are primarily property, plant and equipment. The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment has occurred, the loss is calculated and recognized during that period.

Non-consolidated investments: Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or in an inability to recover the carrying value of the investments. This may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Income taxes: Income taxes are accounted for by using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The Company believes that all net-deferred tax assets shown on its balance sheet are more likely than not to be realized in the future. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net-deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made.

Employee benefit plans: The Company maintains a noncontributory defined benefit pension plan covering substantially all domestic salaried and full-time hourly employees and it provides certain postretirement health-care and life insurance benefits for retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant declines in interest rates, declining securities market values and changes to projected increases in health-care costs would require the Company to revise key assumptions and could result in a charge to earnings. The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bonds. Based on the expected duration of the benefit payments for the pension plan, the Company refers to applicable indices such as the high-quality Merrill Lynch corporate bond yields and the Moody's corporate bond yields to select a rate at which it believes the pension benefits could be effectively settled. Based on the published rates as of December 31, 2002 (the date at which plan assets and obligations are measured), the Company used a discount rate of 6.50%, representing a decline of 25 basis points from the 6.75% rate used in 2001. This had the effect of increasing the accumulated pension benefit obligation by approximately $3,600,000 for the year ended January 31, 2003, and increasing estimated pension expense for 2003 by $100,000. The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plan, the rates of return expected for the asset mix (including reinvestment asset return rates), historical performance of plan assets and the fact that plan assets are actively managed to mitigate downside risk. Based on these factors, the expected long-term rate of return as of January 31, 2003 is 7.50%, compared with 9.00% in the prior year. The 150 basis point change in the expected long-term rate of return will result in approximately a $1,300,000 increase in the Company's estimated 2003 pension expense.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and certain other intangible assets no longer be amortized to earnings. In addition, the Company is required to review goodwill and certain other intangible assets annually for potential impairment. In 2002, the Company adopted this standard and completed its impairment test for goodwill and other intangible assets and determined that there was no significant impact on the Company's financial position, earnings or cash flows.

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and financial reporting for legal obligations and costs associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 will be effective for the Company's financial statements for 2003. The Company does not expect the adoption of this standard to have a significant impact on its financial position, earnings or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting for impairment or disposal of long-lived assets and discontinued operations. On February 1, 2002, the Company adopted this standard, and its application had no significant impact on its financial position, earnings or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. This statement requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred, as opposed to at the date an entity commits to the exit or disposal plans. The adoption of this standard did not have a significant impact on the Company's financial position, earnings or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternate methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The disclosure requirements have been adopted for the Company's current year financial statements.

Euro Conversion

On January 1, 2002, new euro-denominated bills and coins were issued by 11 of the 15 member countries of the European Economic and Monetary Union. Existing currencies were subsequently withdrawn from circulation. The Company's policy is to maintain uniform pricing among the member countries and, as a result, the conversion to the euro had no impact on the financial position, earnings or cash flows of the Company's European businesses.

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements and capital expenditure needs, which have increased due to the Company's expansion.

The Company achieved a net cash inflow from operating activities of $221,441,000 in 2002, compared with $241,506,000 in 2001 and $110,696,000 in 2000. The inflow in 2002 was less than 2001 primarily due to an increased use of working capital (primarily inventory purchases of finished goods and raw materials), partly offset by increased net earnings. The inflow in 2001 was greater than 2000 largely due to decreased raw material purchases.

Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $770,481,000 and 3.6:1 at January 31, 2003 compared with $638,709,000 and 3.0:1 at January 31, 2002.

Accounts receivable, less allowances at January 31, 2003, were 15% above January 31, 2002 primarily due to sales growth. On a 12-month rolling basis, accounts receivable turnover was 16 times in 2002 and 15 times in 2001.

Inventories, net at January 31, 2003 were 20% above January 31, 2002. The translation effect of a weakening U.S. dollar contributed to the growth of inventory versus January 31, 2002 and, on a constant-exchange-rate basis, inventories, net were 14% above January 31, 2002. In addition, 6% of the increase was due to the consolidation of Little Switzerland's inventories. Finished goods inventories increased 16% due to lower-than-expected sales, new store openings and expanded product offerings (including a new collection of watches). A 40% increase in raw material and work-in-process inventories was necessary to support the expansion of internal manufacturing activities. The Company's ongoing inventory objectives are to continue to refine: worldwide replenishment systems; the specialized disciplines of product development, category management and sales demand forecasting; presentation and management of inventory assortments in each store; and warehouse management and supply-chain logistics. Management expects that inventory levels will increase in 2003 to support anticipated comparable store sales growth, new stores, product introductions and the Company's expansion of its diamond-sourcing operations.

Capital expenditures were $219,717,000 in 2002, $210,291,000 including the payment of a capital lease purchase obligation in 2001 and $108,382,000 in 2000. In all three years, a portion of capital expenditures supported the opening, renovation and expansion of stores, expansion of distribution and manufacturing facilities and ongoing investments in new systems. In addition, capital expenditures in 2002 included the Company's acquisition of the property housing its store on Old Bond Street in London and an adjacent building in order to proceed with a renovation and reconfiguration of the interior retail selling space. The cost to purchase the London buildings was $43,000,000, and construction is expected to commence in 2003 and be completed in the second half of 2004. The increase in 2001 included costs related to the capital lease buyout and expansion of the CSC. In 2001, the Company commenced construction of its CFC that will fulfill direct shipments to customers. Upon completion of the CFC, the Company's 370,000 square-foot Parsippany, New Jersey CSC will be used primarily to replenish retail store inventories. The CFC is scheduled to open in late-2003, and the Company estimates that the overall cost of that project will be approximately $104,500,000, of which $76,500,000 has been incurred. In 2000, the Company began a four-year project to renovate and reconfigure its New York flagship store in order to increase the total sales area by approximately 25%, and to provide additional space for customer service, customer hospitality and special exhibitions. A new second floor opened in 2001 and provides an expanded presentation of engagement and other jewelry. In addition, in conjunction with the New York store project, the Company relocated its after-sales service functions to a new location in New York and relocated several of its administrative functions. The Company has spent $56,910,000 to date for the New York store and related projects. The Company currently estimates that the overall cost of these projects will be approximately $95,000,000. Based on current plans, management estimates that capital expenditures will be approximately $150,000,000 in 2003, due to costs related to the opening, renovation and expansion of store and distribution facilities, as well as ongoing investments in new systems. Management expects that capital expenditures will approximate 7-8% of net sales in future years.

In July 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $40,000,000 of 6.15% Series C Senior Notes Due July 18, 2009 and $60,000,000 of 6.56% Series D Senior Notes Due July 18, 2012 with seven-year and 10-year lump sum repayments upon maturities. The proceeds of these issues are being and will be used by the Company for general corporate purposes, including seasonal working capital, and were used to redeem the Company's $51,500,000 principal amount 7.52% Senior Notes which came due in January 2003. The Note Purchase Agreements require maintenance of specific financial covenants and ratios and limit certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings. Concurrently, the Company entered into an interest-rate swap agreement to hedge the change in fair value of its fixed-rate obligation. Under the swap agreement, the Company pays variable-rate interest and receives fixed interest-rate payments periodically over the life of the instrument. The Company accounts for its interest-rate swap as a fair-value hedge and, therefore, recognizes gains or losses on the derivative instrument and the hedged item attributable to the hedged risk in earnings in the current period. The terms of the swap agreement match the terms of the underlying debt, thereby resulting in no ineffectiveness.

In May 2001, the Company purchased 45% of Little Switzerland's outstanding shares of common stock by means of a direct investment in newly-issued unregistered shares at a cost of $9,546,000. The Company accounted for this investment under the equity method based upon its ownership interest and its significant influence. In 2001, the Company also provided Little Switzerland with an interest-bearing loan in the amount of $2,500,000. The Company's equity share of Little Switzerland's results from operations has been included in other expense (income), net and amounted to a loss of $1,482,000 in 2002 (through September 30) and $2,483,000 in 2001. In August 2002, a wholly-owned subsidiary of the Company commenced a cash tender offer to acquire the remaining balance of the outstanding shares of Little Switzerland's common stock at $2.40 per share. In October 2002, the Company purchased and paid for the shares acquired, which represented 98% of the outstanding shares of Little Switzerland. On November 20, 2002, the subsidiary merged with and into Little Switzerland. Under the terms of the merger, common stock of Little Switzerland not owned by the subsidiary has been converted into the right to receive the same consideration paid in the tender offer. The cost of acquiring all of the outstanding shares of Little Switzerland, other than those already owned by the Company, including professional fees and other related costs, was $27,530,000. The Company commenced the consolidation of Little Switzerland's operations effective October 1, 2002, and the interest-bearing loan provided to Little Switzerland in 2001 has been eliminated in consolidation. The acquisition was accounted for in accordance with SFAS No. 141, "Business Combinations."

In December 2002, a wholly-owned subsidiary of the Company made a $4,000,000 investment in a privately-held venture that designs and sells jewelry. The subsidiary has an additional funding commitment of $9,000,000 and the option to buy out and own 100% of the venture in future periods. This venture is being consolidated in the Company's financial statements based on the percentage of ownership and effective control over the direction of the operations of the venture. The venture is not significant to the Company's financial position, earnings or cash flows.

In February 2000, the Company acquired a 5.4% equity interest in Della.com ("Della"), a provider of online wedding gift registry services. In April 2000, Della merged with and into WeddingChannel.com with the consequence that the Company's equity interest in Della was converted to a 2.7% interest in WeddingChannel.com, assuming the conversion of all outstanding preferred shares to common. In 2001, the Company recorded a pre-tax impairment charge of $7,800,000, representing the Company's total investment.

In July 1999, the Company made a strategic investment in Aber by purchasing eight million unregistered shares of its common stock, which represents 14.7% of Aber's outstanding shares, at a cost of $70,636,000. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation developed to mine diamonds. Startup is expected in the first quarter of 2003. In addition, the Company entered into a diamond purchase agreement with Aber whereby the Company has the obligation to purchase, subject to the Company's quality standards, a minimum of $50,000,000 of diamonds per year for 10 years. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs. The Company is establishing the necessary facilities in Yellowknife, Canada, and Antwerp, Belgium, to handle the receipt and sorting of diamonds and a portion of the subsequent cutting and polishing operations.

Cash dividends paid were $23,256,000 in 2002, $23,315,000 in 2001 and $21,820,000 in 2000. In May 2000, the Board of Directors declared a 33% increase in the quarterly dividend rate on common shares, effective in July 2000. The dividend payout ratio (dividends as a percentage of net earnings) was 12% in 2002, 13% in 2001 and 11% in 2000. The Company expects to continue to retain the majority of its earnings to support its business activities and future expansion.

The Board of Directors has authorized the Company's stock repurchase program, which expires in November 2003. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. That authorization was superseded in September 2000 by a further authorization of repurchases of up to $100,000,000 of the Company's Common Stock in the open market. The timing and actual number of shares repurchased depend on a variety of factors such as price and other market conditions. In 2002, the Company repurchased and retired 1,350,000 shares of Common Stock at a cost of $37,526,000, or an average cost of $27.80 per share. In 2001, the Company repurchased and retired 1,628,000 shares of Common Stock at a cost of $39,265,000, or an average cost of $24.12 per share. In 2000, the Company repurchased and retired 465,000 shares of Common Stock at a cost of $13,319,000, or an average cost of $28.64 per share. At January 31, 2003, $21,100,000 of purchase authority remained available for future share repurchases.

The Company's sources of working capital are internally-generated cash flows, borrowings available under a multicurrency revolving credit facility ("Credit Facility") and Little Switzerland's senior collateralized revolving and term loan credit facility ("LS Facility"). In November 2001, the Company entered into a new Credit Facility to increase the borrowing limit from $160,000,000 to $200,000,000 and the number of banks from five to six. All borrowings are at interest rates based on a prime rate or LIBOR and are affected by local borrowing conditions. The Credit Facility expires in November 2006. The LS Facility allows Little Switzerland to borrow up to $12,000,000 through March 21, 2005, of which up to $8,000,000 is a revolving loan and $4,000,000 is a term loan, at an interest rate of 2.75% above the Adjusted Eurodollar Rate or 0.75% above the Prime Rate, plus customary servicing costs and unused facility fees. Amounts advanced to Little Switzerland under the LS Facility are limited to a stated borrowing base, which is calculated as a percentage of certain inventory less specific reserves (as defined in the LS Facility agreement). The LS Facility is collateralized by certain assets of Little Switzerland. The Company has begun discussions to replace the LS Facility with an unsecured revolving credit facility. The proposed terms of this unsecured revolving credit facility should result in a reduction in interest expense, and contain certain financial ratios and covenants that are consistent with those contained in the Company's Credit Facility.

Net-debt (short-term borrowings plus the current portion of long-term debt plus long-term debt less cash and cash equivalents) and the corresponding ratio of net-debt as a percentage of total capital (net-debt plus stockholders' equity) were $193,462,000 and 14% at January 31, 2003, compared with $97,292,000 and 9% at January 31, 2002.

Based on the Company's financial condition at January 31, 2003, management believes that internally-generated cash flows, funds available under the Credit Facility and the proceeds from the Senior Notes offering will be sufficient to support the Company's planned worldwide business expansion and seasonal working capital increases that are typically required during the third and fourth quarters of the year.

Contractual Cash Obligations and Commercial Commitments

The following summarizes the Company's contractual cash obligations at January 31, 2003:

(in thousands)	Total	Due 2003	Due 2004-2006	Due Thereafter
Long-term debt	$ 297,107	$ –	$ 50,167	$ 246,940
Operating leases	426,077	62,871	137,263	225,943
Inventory purchase obligations	636,268	136,268	150,000	350,000
Construction-in-progress	28,672	28,672	–	–
Other contractual obligations	16,825	6,575	7,250	3,000
Total contractual cash obligations	$ 1,404,949	$ 234,386	$ 344,680	$ 825,883

The following summarizes the Company's commercial commitments at January 31, 2003:

		Amount of commitment expiration per period	
(in thousands)	Total Amounts Committed	Less Than 1 year	1-3 years
Lines of credit (1)	$ 212,539	$ 4,539	$ 208,000
Letters of credit and financial guarantees	13,683	13,502	181
Total commercial commitments	$ 226,222	$ 18,041	$ 208,181

(1) At January 31, 2003, $52,552 was drawn against these facilities.

Market Risk

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which could affect its consolidated financial position, results of operations and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

The Company uses foreign currency-purchased put options, primarily yen, and, to a lesser extent, foreign-exchange forward contracts, to minimize the impact of a significant strengthening of the U.S. dollar on foreign currency-denominated transactions. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged. Management does not foresee nor expect any significant changes in foreign currency exposure in the near future.

The fair value of foreign currency-purchased put options is sensitive to changes in foreign currency exchange rates. On the Company's purchased put options, an unrealized net loss amounted to $6,756,000 at January 31, 2003 and an unrealized net gain amounted to $8,109,000 at January 31, 2002. Unrealized gains and losses from foreign currency exchange contracts are defined as the difference between the contract rate at the inception date and the current market exchange rate. If the market yen exchange rates are stronger than the contracted exchange rates, the Company will allow the option to expire, limiting its loss to the cost of the option contract. At January 31, 2003 and 2002, a 10% appreciation in yen exchange rates from the prevailing market rates would have resulted in an unrealized loss equal to the cost of the option contracts (which was $3,115,000 and $3,276,000). At January 31, 2003 and 2002, a 10% depreciation in yen exchange rates from the prevailing market rates would have resulted in additional unrealized gains of $13,569,000 and $12,389,000.

The fair value of the Company's fixed-rate long-term debt is sensitive to interest-rate changes. Interest-rate changes would result in gains (losses) in the market value of this debt due to differences between market interest rates and rates at the inception of the debt obligation. In order to manage the exposure to interest-rate changes, the Company has entered into an interest-rate swap to offset a portion of the outstanding fixed-rate debt. Based on a hypothetical immediate 100 basis point increase in interest rates at January 31, 2003 and 2002, the market value of the Company's fixed-rate long-term debt, including the impact of the interest-rate swap, would have decreased by $7,315,000 and $9,562,000. Based on a hypothetical immediate 100 basis point decrease in interest rates at January 31, 2003 and 2002, the market value of the Company's fixed-rate long-term debt, including the impact of the interest-rate swap, would have increased by $10,481,000 and $10,321,000.

The Company also uses an interest-rate swap to manage its yen-denominated floating-rate long-term debt in order to reduce the impact of interest-rate changes on earnings and cash flows and to lower overall borrowing costs. The Company monitors its interest-rate risk on the basis of changes in fair value. If there had been a 10% decrease in interest rates at January 31, 2003 and 2002, the loss for changes in market value of the interest-rate swap and the underlying debt would have been $7,000 and $2,000.

Management neither foresees nor expects significant changes in exposure to interest-rate fluctuations, nor in market risk-management practices.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

Risk Factors

This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to store openings, retail prices, gross profit, expenses, inventory performance, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. As a jeweler and specialty retailer, the Company's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes. However, certain assumptions are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management: (i) that low or negative growth in the economy or in the financial markets, particularly in the U.S. and Japan, will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries"; (ii) that consumer spending does not decline substantially during the fourth quarter of any year; (iii) that unsettled regional and/or global conflicts do not result in military and/or terrorist activities creating long- or short-term disruptions to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Company operates retail stores nor to the Company's ability to operate in those regions; (iv) that sales in Japan will not decline substantially; (v) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar; (vi) that Mitsukoshi and other department store operators in Japan, in the face of declining or stagnant department store sales, will not close or consolidate stores in which TIFFANY & CO. retail locations are located; (vii) that Mitsukoshi's ability to continue as a leading department store operator in Japan will continue; (viii) that existing product supply arrangements, including license arrangements with third-party designers Elsa Peretti and Paloma Picasso, will continue; (ix) that the wholesale market for high-quality cut diamonds will provide continuity of supply and pricing; (x) that the investment in Aber achieves its financial and strategic objectives; (xi) that new systems, particularly for inventory management, can be successfully integrated into the Company's operations; (xii) that warehousing and distribution productivity and capacity can be further improved to support the Company's worldwide distribution requirements; (xiii) that new stores and other sales locations can be leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis; (xiv) that the Company can successfully improve the results of Little Switzerland and achieve satisfactory results from any future ventures into which it enters that are operated under non-TIFFANY & CO. trademarks or trade names; and (xv) that the Company's expansion plans for retail and direct selling operations and merchandise development, production and management can continue to be executed without meaningfully diminishing the distinctive appeal of the TIFFANY & CO. brand.

REPORT OF MANAGEMENT

The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Independent Accountants. Their report is shown on this page.

The Audit Committee of the Board of Directors, which is composed solely of non-employee directors, meets regularly with financial management and the independent accountants to discuss specific accounting, financial reporting and internal control matters. Both the independent accountants and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.



Michael J. Kowalski
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER



James E. Quinn
PRESIDENT



James N. Fernandez
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Tiffany & Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings and cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and Subsidiaries at January 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York

February 25, 2003

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amount)	January 31, 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 156,197	$ 173,675
Accounts receivable, less allowances of $8,258 and $6,878	113,061	98,527
Inventories, net	732,088	611,653
Deferred income taxes	44,380	41,170
Prepaid expenses and other current assets	24,662	28,032
Total current assets	1,070,388	953,057
Property, plant and equipment, net	677,630	525,585
Deferred income taxes	6,595	4,560
Other assets, net	168,973	147,872
	$ 1,923,586	$ 1,631,074
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 52,552	$ 40,402
Current portion of long-term debt	–	51,500
Accounts payable and accrued liabilities	163,338	134,694
Income taxes payable	41,297	48,997
Merchandise and other customer credits	42,720	38,755
Total current liabilities	299,907	314,348
Long-term debt	297,107	179,065
Postretirement/employment benefit obligations	33,117	29,999
Other long-term liabilities	85,406	70,717
Commitments and contingencies		
Stockholders' equity:		
Common Stock, $0.01 par value; authorized 240,000 shares, issued and outstanding 144,865 and 145,001	1,449	1,450
Additional paid-in capital	351,398	330,743
Retained earnings	874,694	743,543
Accumulated other comprehensive (loss) gain:		
Foreign currency translation adjustments	(14,561)	(45,306)
Deferred hedging (losses) gains, net of tax	(2,284)	6,515
Minimum pension liability adjustment, net of tax	(2,647)	–
Total stockholders' equity	1,208,049	1,036,945
	$1,923,586	$ 1,631,074

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)	Years Ended January 31, 2003	2002	2001
Net sales	$ 1,706,602	$ 1,606,535	$ 1,668,056
Cost of sales	695,154	663,058	719,642
Gross profit	1,011,448	943,477	948,414
Selling, general and administrative expenses	692,251	633,580	621,018
Earnings from operations	319,197	309,897	327,396
Interest expense and financing costs	15,129	19,834	16,207
Other expense (income), net	4,431	751	(6,452)
Earnings before income taxes	299,637	289,312	317,641
Provision for income taxes	109,743	115,725	127,057
Net earnings	$ 189,894	$ 173,587	$ 190,584
Net earnings per share:			
Basic	$ 1.31	$ 1.19	$ 1.31
Diluted	$ 1.28	$ 1.15	$ 1.26
Weighted-average number of common shares:			
Basic	145,328	145,535	145,493
Diluted	148,591	150,517	151,816

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS

(in thousands)	Total Stockholders' Equity	Retained Earnings	Accumulated Other Comprehensive (Loss) Gain	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital
Balances, January 31, 2000	$ 757,076	$ 473,819	$(11,366)	144,952	$ 1,450	$293,173
Exercise of stock options	10,741	–	–	1,307	13	10,728
Tax benefit from exercise of stock options	12,401	–	–	–	–	12,401
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	3,300	–	–	103	1	3,299
Purchase and retirement of Common Stock	(13,319)	(12,507)	–	(465)	(5)	(807)
Cash dividends on Common Stock	(21,820)	(21,820)	–	–	–	–
Foreign currency translation adjustments	(13,480)	–	(13,480)	–	–	–
Net earnings	190,584	190,584	–	–	–	–
Balances, January 31, 2001	925,483	630,076	(24,846)	145,897	1,459	318,794
Exercise of stock options	6,306	–	–	643	7	6,299
Tax benefit from exercise of stock options	5,294	–	–	–	–	5,294
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	2,800	–	–	89	1	2,799
Purchase and retirement of Common Stock	(39,265)	(36,805)	–	(1,628)	(17)	(2,443)
Cash dividends on Common Stock	(23,315)	(23,315)	–	–	–	–
Deferred hedging gains, net of tax	6,515	–	6,515	–	–	–
Foreign currency translation adjustments	(20,460)	–	(20,460)	–	–	–
Net earnings	173,587	173,587	–	–	–	–
Balances, January 31, 2002	1,036,945	743,543	(38,791)	145,001	1,450	330,743
Exercise of stock options	10,654	–	–	1,185	13	10,641
Tax benefit from exercise of stock options	11,039	–	–	–	–	11,039
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	1,000	–	–	29	–	1,000
Purchase and retirement of Common Stock	(37,526)	(35,487)	–	(1,350)	(14)	(2,025)
Cash dividends on Common Stock	(23,256)	(23,256)	–	–	–	–
Deferred hedging losses, net of tax	(8,799)	–	(8,799)	–	–	–
Foreign currency translation adjustments	30,745	–	30,745	–	–	–
Minimum pension liability adjustment, net of tax	(2,647)	–	(2,647)	–	–	–
Net earnings	189,894	189,894	–	–	–	–
Balances, January 31, 2003	**$ 1,208,049**	**$874,694**	**$(19,492)**	**144,865**	**$ 1,449**	**$351,398**

Comprehensive earnings is as follows:	**2003**	2002	2001
Net earnings	**$ 189,894**	$ 173,587	$ 190,584
Deferred hedging (losses) gains, net of tax of $1,230 and $3,508	**(8,799)**	6,515	–
Foreign currency translation adjustments	**30,745**	(20,460)	(13,480)
Minimum pension liability adjustment, net of tax of $1,863	**(2,647)**	–	–
	$ 209,193	$ 159,642	$ 177,104

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended January 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 189,894	$ 173,587	$ 190,584
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	78,008	65,159	47,508
Loss (gain) on equity investments	2,893	(2,633)	1,168
Provision for uncollectible accounts	829	1,702	1,277
Provision for inventories	12,258	10,085	17,666
Impairment of investment in third-party online provider	–	7,800	–
Tax benefit from exercise of stock options	11,039	5,294	12,401
Deferred income taxes	(1,315)	(14,668)	782
Provision for postretirement/employment benefits	3,117	3,865	2,970
Deferred hedging gains transferred to earnings	(6,762)	(7,188)	–
Changes in assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	(7,987)	4,107	10,235
Inventories	(64,460)	2,819	(182,041)
Prepaid expenses and other current assets	445	10,079	(3,913)
Other assets, net	(130)	(9,453)	(4,219)
Accounts payable	(3,527)	(17,163)	11,044
Accrued liabilities	13,235	(6,197)	605
Income taxes payable	(11,425)	8,564	(10,897)
Merchandise and other customer credits	3,786	2,755	5,875
Other long-term liabilities	1,543	2,992	9,651
Net cash provided by operating activities	221,441	241,506	110,696
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(219,717)	(170,806)	(108,382)
Acquisitions, net of cash acquired	(26,499)	–	–
Equity investments	–	(9,546)	(7,903)
Proceeds from lease incentives	2,945	4,554	3,761
Investments in notes receivable	–	(2,500)	(1,519)
Net cash used in investing activities	(243,271)	(178,298)	(114,043)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	100,000	–	–
Repayment of current portion of long-term debt	(51,500)	–	–
(Repayment of) proceeds from short-term borrowings	(1,905)	13,852	9,840
Payment on capital lease obligation	–	(39,485)	–
Repurchase of Common Stock	(37,526)	(39,265)	(13,319)
Proceeds from exercise of stock options	10,654	6,306	10,741
Cash dividends on Common Stock	(23,256)	(23,315)	(21,820)
Net cash used in financing activities	(3,533)	(81,907)	(14,558)
Effect of exchange rate changes on cash and cash equivalents	7,885	(3,239)	(3,418)
Net decrease in cash and cash equivalents	(17,478)	(21,938)	(21,323)
Cash and cash equivalents at beginning of year	173,675	195,613	216,936
Cash and cash equivalents at end of year	$ 156,197	$ 173,675	$ 195,613

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF BUSINESS

Tiffany & Co. retails and distributes fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and personal accessories. It is also engaged in product design and manufacturing activities. Sales are made through four segments of business. U.S. Retail includes sales in Company-operated stores in the U.S.; International Retail primarily includes sales in Company-operated retail locations in markets outside the U.S., as well as a limited amount of business-to-business sales, Internet sales and wholesale sales to independent retailers and distributors in certain of those markets; Direct Marketing includes business-to-business, catalog and Internet sales in the U.S.; and Specialty Retail includes sales of Little Switzerland, Inc. (which the Company acquired in October 2002) and other ventures operated under non-TIFFANY & CO. trademarks or trade names.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

Basis of Reporting

The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries ("Company"). Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, provisions for income taxes and uncollectible accounts and the recoverability of non-consolidated investments and long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Reclassifications

Certain reclassifications were made to prior years' consolidated financial statement amounts and related note disclosures to conform with the current year's presentation, and such reclassifications were principally related to employee benefits, lease liabilities and hedging instruments.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks with high credit ratings. The Company's policy restricts the amounts invested in any one bank.

Receivables and Finance Charges

The Company's domestic and international presence and its large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and, historically, such losses, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not significant and are accounted for as a reduction of selling, general and administrative expenses.

Inventories

Inventories are valued at the lower of cost or market. Domestic and foreign branch inventories are valued using the last-in, first-out (LIFO) method. Inventories held by foreign subsidiaries are valued using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives: 39 years for buildings, 5-15 years for machinery and equipment and 3-10 years for office equipment and store fixtures. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company capitalized interest costs of $3,296,000 in 2002. No interest was capitalized in 2001 and 2000.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired and, until February 1, 2002, was being amortized over 20 years using the straight-line method (see Note B – New Accounting Standards). At January 31, 2003 and 2002, unamortized goodwill of $22,445,000 and $10,393,000 was included in other assets, net.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. In 2002, 2001 and 2000, there were no significant impairment losses related to long-lived assets.

Hedging Instruments

Effective February 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require that all derivative instruments be recorded on the consolidated balance sheet at their fair value, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in current earnings. For cash-flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive earnings and are recognized in current earnings in the period or periods during which the hedge transaction affects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portion of the change in fair value of the derivative of a cash-flow hedge are recognized in current earnings. At February 1, 2001, the adoption of these new standards resulted in a cumulative effect of an accounting change of $1,653,000, recorded in cost of sales, which reduced net earnings by $975,000, net of tax, and increased accumulated comprehensive earnings by $3,773,000, net of tax of $2,622,000.

The Company uses a limited number of derivative financial instruments to mitigate its foreign currency and interest rate exposures. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for trading or speculative purposes.

Preopening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Advertising Costs

Media and production costs for print advertising are expensed as incurred, while catalog costs are expensed upon mailing. Media and production costs associated with television advertising are expensed when the advertising first takes place. Advertising costs, which include media, production, catalogs, promotion events and other related costs totaled $101,867,000, $86,351,000 and $84,171,000 in 2002, 2001 and 2000.

Income Taxes

Income taxes are accounted for by using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The Company, its domestic subsidiaries and its foreign branches of U.S. corporations file a consolidated Federal income tax return.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in other expense (income), net.

Revenue Recognition

Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon receipt by a customer. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales. Revenues for gift card and certificate sales and store credits are recognized upon redemption. The Company maintains a reserve for potential product returns and it records, as a reduction to sales, its provision for estimated product returns, which is determined based on historical experience. In 2002, 2001 and 2000, the largest portion of the Company's sales was denominated in U.S. dollars.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance in applying generally accepted accounting principles with respect to revenue recognition. The Company adopted SAB 101 in the fourth quarter of 2000 and its application, retroactive to the beginning of 2000, had no significant impact on its financial position, earnings or cash flows.

Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed exercise of stock options.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and certain other intangible assets no longer be amortized to earnings. In addition, the Company is required to review goodwill and certain other intangible assets annually for potential impairment. In 2002, the Company adopted this standard and completed its impairment test for goodwill and certain other intangible assets and determined that there was no significant impact on the Company's financial position, earnings or cash flows.

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and financial reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 will be effective for the Company's financial statements for the fiscal year beginning February 1, 2003. The Company does not expect the adoption of this standard to have a significant impact on its financial position, earnings or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting for impairment or disposal of long-lived assets and discontinued operations. On February 1, 2002, the Company adopted this standard and its application had no significant impact on its financial position, earnings or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. This statement requires that liabilities associated with exit or disposal activities initiated after adoption be recognized and measured at fair value when incurred, as opposed to at the date an entity commits to the exit or disposal plans. The adoption of this standard did not have a significant impact on the Company's financial position, earnings or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternate methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The disclosure requirements have been adopted for the Company's current year financial statements.

Stock-Based Compensation

Employee stock options are accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon the fair-value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings and earnings per share would have been reduced to pro forma amounts as follows:

(in thousands, except per share amounts)	Years Ended January 31, 2003	2002	2001
Net earnings as reported	$189,894	$ 173,587	$190,584
Stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(12,803)	(10,713)	(9,111)
Pro forma net earnings	$ 177,091	$162,874	$ 181,473
Earnings per basic share:			
As reported	$ 1.31	$ 1.19	$ 1.31
Pro forma	1.22	1.12	1.25
Earnings per diluted share:			
As reported	1.28	1.15	1.26
Pro forma	1.19	1.08	1.20

The weighted-average fair values of options granted for the years ended January 31, 2003, 2002 and 2001 were $9.40, $12.33 and $12.14. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended January 31, 2003	2002	2001
Dividend yield	0.6%	0.7%	0.7%
Expected volatility	37.5%	36.5%	35.0%
Risk-free interest rate	2.9%	4.3%	4.9%
Expected life (years)	5	5	5

C. ACQUISITIONS AND DISPOSITIONS

In May 2001, the Company purchased 45% of Little Switzerland, Inc.'s ("Little Switzerland") outstanding shares of common stock by means of a direct investment in newly-issued unregistered shares at a cost of $9,546,000. Little Switzerland is a specialty retailer of jewelry, watches, crystal, china and giftware, operating stores primarily on Caribbean islands, as well as in Florida and Alaska. The Company accounted for this investment under the equity method based upon its ownership interest and its significant influence. In 2001, the Company also provided Little Switzerland with an interest-bearing loan in the amount of $2,500,000. The Company's equity share of Little Switzerland's results from operations has been included in other expense (income), net and amounted to a loss of $1,482,000 in 2002 (through September 30) and $2,483,000 in 2001. In August 2002, a wholly-owned subsidiary of the Company commenced a cash tender offer to acquire the remaining balance of the outstanding shares of Little Switzerland's common stock at $2.40 per share. In October 2002, the Company purchased and paid for the shares acquired, which represented 98% of the outstanding shares of Little Switzerland. On November 20, 2002, the subsidiary merged with and into Little Switzerland. Under the terms of the merger, common stock of Little Switzerland not owned by the subsidiary has been converted into the right to receive the same consideration paid in the tender offer. The cost of acquiring all of the outstanding shares of Little Switzerland, other than those already owned by the Company, including professional fees and other related costs, was $27,530,000. Pro forma financial data, assuming the acquisition had been completed on February 1, 2001 and 2002, has not been presented since the Little Switzerland acquisition is not significant to the Company's financial condition or results of operations. The purchase price has been allocated to the assets acquired and liabilities assumed according to estimated fair values. The amount assigned to intangible assets is $10,615,000 and is being amortized over 20 years. The amount assigned to goodwill is $9,536,000, none of which is expected to be deductible for tax purposes. The Company commenced the consolidation of Little Switzerland's operations effective October 1, 2002, and the interest-bearing loan provided to Little Switzerland in 2001 has been eliminated in consolidation. The acquisition was accounted for in accordance with SFAS No. 141, "Business Combinations."

In November 2002, the Company made a decision to discontinue offering service award programs which it operates through its Business Sales division. The Company will fulfill its existing customer commitments, without soliciting new employee service award programs. Sales affected by this action represent less than $30,000,000 annually, or less than half of the Business Sales division's sales. As a consequence of that decision, the Company recorded a pre-tax charge of $1,400,000 in 2002, primarily related to employee separation costs and the disposal of obsolete, program-specific inventory.

In January 2001, the Company discontinued wholesale sales of fragrance products in the U.S. and in most international markets; in July 2000, the Company discontinued wholesale sales of jewelry and non-jewelry items in Europe; and in January 2000, the Company discontinued wholesale sales of jewelry and non-jewelry items in the U.S. In connection with these decisions, the Company established product return reserves, which had the cumulative effect of reducing gross profit by $9,364,000, and recorded a charge of $3,146,000 to selling, general and administrative expenses, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers. At January 31, 2002, all costs relating to these discontinued operations had been incurred and there was no product return reserve remaining.

D. INVESTMENTS

In December 2002, a wholly-owned subsidiary of the Company made a $4,000,000 investment in a privately-held venture that designs and sells jewelry. The subsidiary has an additional funding commitment of $9,000,000 and the option to buy out and own 100% of the venture in future periods. This venture is being consolidated in the Company's financial statements based on the percentage of ownership and effective control over the direction of the operations of the venture. The venture is not significant to the Company's financial position, earnings or cash flows.

In February 2000, the Company acquired a 5.4% equity interest in Della.com, Inc. ("Della"), a provider of online wedding gift registry services. In April 2000, Della merged with and into WeddingChannel.com with the consequence that the Company's equity interest in Della was converted to a 2.7% interest in WeddingChannel.com, assuming the conversion of all outstanding preferred shares to common. The Company accounted for this investment in accordance with the cost method as provided in Accounting Principles Board Opinion No. 18, as amended. In 2001, the Company recorded in other expense (income), net a pre-tax impairment charge of $7,800,000, representing the Company's total investment.

In July 1999, the Company made a strategic investment in Aber Diamond Corporation ("Aber"), previously known as Aber Resources Ltd., a publicly-traded company headquartered in Canada, by purchasing eight million unregistered shares of its common stock, which represents 14.7% of Aber's outstanding shares, at a cost of $70,636,000. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation developed to mine diamonds. Startup is expected in the first quarter of 2003. On January 31, 2003 and 2002, the Company's investment had aggregate fair-market values of $153,280,000 and $121,440,000, based upon the market price of Aber's common stock on those dates. This investment is included in other assets, net and was allocated at the time of investment between the Company's interest in the net book value of Aber and the mineral rights obtained. At January 31, 2003 and 2002, the Company's investment in Aber was $32,012,000 and $33,088,000, and the intangible mineral rights balance was $41,243,000 in both years. The amount allocated to the Company's interest in the net book value of Aber is being accounted for under the equity method based upon the Company's significant influence, including representation on Aber's Board of Directors. In February 2001, Aber completed the sale of its interest in a mining project for $114,000,000. As a result of this sale, the Company recorded in other expense (income), net a pre-tax gain of $5,257,000, net of mineral rights costs related to this project. The Company's equity share of Aber's results from operations (excluding the gain on the sale of its interest in the mining project) has been included in other expense (income), net and amounted to losses of $1,076,000, $125,000 and $1,243,000 in 2002, 2001 and 2000. Depletion of the mineral rights will be recorded as a charge to cost of sales based on the projected units of production method and will commence once production has started. In addition, the Company has entered into a diamond purchase agreement whereby the Company has the obligation to purchase, subject to the Company's quality standards, a minimum of $50,000,000 of diamonds per year for 10 years. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs.

E. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	Years Ended January 31,		
(in thousands)	2003	2002	2001
Interest, net of interest capitalization	**$ 18,652**	$ 19,525	$ 15,487
Income taxes	**$100,059**	$112,158	$ 121,019

Details of businesses acquired in purchase transactions:

	Years Ended January 31,		
(in thousands)	2003	2002	2001
Fair value of assets acquired	$ 48,090	$ –	$ –
Less: liabilities assumed	20,560	–	–
Cash paid for acquisitions	27,530	–	–
Less: cash acquired	1,031	–	–
Net cash paid for acquisitions	$ 26,499	$ –	$ –

Supplemental noncash investing and financing activities:

(in thousands)	2003	2002	2001
	Years Ended January 31,		
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	$ 1,000	$ 2,800	$ 3,300
Capital lease	$ –	$ –	$ 40,747

F. INVENTORIES

(in thousands)	2003	2002
	January 31,	
Finished goods	$ 615,247	$ 528,671
Raw materials	91,505	67,779
Work-in-process	29,698	18,722
	736,450	615,172
Reserves	(4,362)	(3,519)
	$ 732,088	$ 611,653

LIFO-based inventories at January 31, 2003 and 2002 were $532,160,000 and $481,716,000 with the current cost exceeding the LIFO inventory value by $20,135,000 and $18,971,000. The LIFO valuation method had no effect on earnings per diluted share for the year ended January 31, 2003 and had the effect of decreasing earnings per diluted share by $0.01 for the years ended January 31, 2002 and 2001.

G. PROPERTY, PLANT AND EQUIPMENT

(in thousands)	2003	2002
	January 31,	
Land	$ 78,754	$ 55,498
Buildings	171,578	119,316
Leasehold improvements	302,159	255,233
Construction-in-progress	92,132	55,727
Office equipment	275,055	229,565
Machinery and equipment	61,726	49,398
	981,404	764,737
Accumulated depreciation and amortization	(303,774)	(239,152)
	$ 677,630	$ 525,585

The provision for depreciation and amortization for the years ended January 31, 2003, 2002 and 2001 was $79,682,000, $65,997,000 and $47,448,000. In 2002 and 2001, the Company accelerated the depreciation of certain leasehold improvements and equipment as a result of the shortening of useful lives related to renovations and/or expansions of retail stores and office facilities. The amount of accelerated depreciation recognized was $5,304,000 and $6,516,000 for the years ended January 31, 2003 and 2002.

H. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	2003	2002
	January 31,	
Accounts payable — trade	$ 67,150	$ 56,291
Accrued compensation and commissions	23,839	24,885
Accrued sales, withholding and other taxes	37,468	25,573
Other	34,881	27,945
	$ 163,338	$ 134,694

I. EARNINGS PER SHARE

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

(in thousands)	2003	2002	2001
	Years Ended January 31,		
Net earnings for basic and diluted EPS	$ 189,894	$ 173,587	$ 190,584
Weighted-average shares for basic EPS	145,328	145,535	145,493
Incremental shares based upon the assumed exercise of stock options	3,263	4,982	6,323
Weighted-average shares for diluted EPS	148,591	150,517	151,816

For the years ended January 31, 2003, 2002 and 2001, there were 4,991,000, 3,220,000 and 1,683,000 stock options excluded from the computations of earnings per diluted share due to their antidilutive effect.

J. DEBT

(in thousands)	Carrying Amount 2003	Carrying Amount 2002	Fair Value 2003	January 31, Fair Value 2002
Short-term borrowings:				
Credit facility	$ 49,194	$ 36,913	$ 49,194	$ 36,913
LS Facility revolving loan	3,358	–	3,358	–
Other lines of credit	–	3,489	–	3,489
	52,552	40,402	52,552	40,402
Current portion of long-term debt:				
7.52% Senior Notes	–	51,500	–	53,147
Long-term debt:				
Senior Notes:				
6.90% Series A	60,000	60,000	66,273	60,420
7.05% Series B	40,000	40,000	44,427	40,075
6.15% Series C	41,903	–	41,903	–
6.56% Series D	63,067	–	63,067	–
4.50% yen loan	41,970	37,650	52,572	45,541
Variable-rate yen loan	46,167	41,415	46,167	41,415
LS Facility term loan	4,000	–	4,000	–
	297,107	179,065	318,409	187,451
	$ 349,659	$270,967	$ 370,961	$281,000

The fair values of short-term borrowings, the variable-rate yen loan and the LS Facility term loan approximate carrying value due to their variable interest-rate terms. The fair values of the Senior Notes were determined using the quoted market prices of debt instruments with similar terms and maturities. The fair value of the 4.50% yen loan is based upon discounted cash-flow analysis for securities with similar characteristics.

In July 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $40,000,000 of 6.15% Series C Senior Notes Due 2009 and $60,000,000 of 6.56% Series D Senior Notes Due 2012 with respective seven-year and 10-year lump sum repayments upon maturities. The proceeds of these issues are being and will be used by the Company for general corporate purposes, including seasonal working capital, and was used to redeem the Company's $51,500,000 principal amount 7.52% Senior Notes which came due in January 2003. The Note Purchase Agreement requires maintenance of specific financial covenants and ratios and limits certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings. Concurrently, the Company entered into an interest-rate swap agreement to hedge the change in fair value of its fixed-rate obligation. Under the swap agreement, the Company pays variable-rate interest and receives fixed interest-rate payments periodically over the life of the instrument. The Company accounts for the interest-rate swap agreement as a fair-value hedge of the debt (see Note K), requiring the debt to be valued at fair value. As a result, the carrying value of the Series C and Series D Senior Notes equals the fair value. For the year ended January 31, 2003, the interest-rate agreement had the effect of decreasing interest expense by $1,999,000.

In November 2001, the Company entered into a new multicurrency revolving credit facility ("Credit Facility") to increase the borrowing limit from $160,000,000 to $200,000,000 and the number of participating banks from five to six. All borrowings are at interest rates based on a prime rate or LIBOR and are affected by local borrowing conditions. The Credit Facility expires in November 2006. The Credit Facility requires the payment of an annual fee based on the total amount of available credit and contains covenants that require maintenance of certain debt/ equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. At January 31, 2003 and 2002, the interest rates under the Credit Facility ranged from 0.41% to 11.20% and 0.22% to 9.70%. The weighted-average interest rates for the Credit Facility were 3.95% and 3.57% for the years ended January 31, 2003 and 2002.

The Company also has other lines of credit totaling $4,539,000.

In connection with the acquisition of the remaining outstanding shares of Little Switzerland, the Company assumed their outstanding debt. Little Switzerland has a senior collateralized revolving and term loan credit facility ("LS Facility"), which allows them to borrow up to

$12,000,000 through March 21, 2005, of which up to $8,000,000 is a revolving loan and $4,000,000 is a term loan, at an interest rate of 2.75% above the Adjusted Eurodollar Rate or 0.75% above the Prime Rate, plus customary servicing costs and unused facility fees. Amounts advanced to Little Switzerland under the LS Facility are limited to a stated borrowing base, which is calculated as a percentage of certain inventory less specific reserves (as defined in the LS Facility agreement). The LS Facility is collateralized by certain assets of Little Switzerland. The terms of the LS Facility require maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings. The Company has begun discussions to replace the LS Facility with an unsecured revolving credit facility. The proposed terms of this unsecured revolving credit facility should result in a reduction in interest expense, and contain financial ratios and covenants that are consistent with those contained in the Company's credit facility. The interest rate for the LS Facility at January 31, 2003 was 4.21%.

In October 1999, the Company entered into a yen 5,500,000,000, five-year loan agreement due 2004, bearing interest at a variable rate. The interest rate at January 31, 2003 was 0.58% and is based upon the six-month Japanese LIBOR plus 50 basis points and is reset every six months ("floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. Concurrently, the Company entered into a yen 5,500,000,000, five-year interest-rate swap agreement whereby the Company pays a fixed rate of interest of 1.815% and receives the floating rate on the yen 5,500,000,000 loan. The interest-rate swap agreement had the effect of increasing interest expense by $551,000, $508,000 and $538,000 for the years ended January 31, 2003, 2002 and 2001.

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these issuances were used by the Company for working capital and to refinance a portion of outstanding short-term indebtedness. The Note Purchase Agreements require lump sum repayment upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings.

The Company has a yen 5,000,000,000, 15-year term loan agreement due 2011, bearing interest at a rate of 4.50%.

The Company had letters of credit and financial guarantees of $13,683,000 at January 31, 2003.

K. HEDGING INSTRUMENTS

In the normal course of business, the Company uses financial hedging instruments, including derivative financial instruments, for purposes other than trading. These instruments include interest-rate swap agreements, foreign currency-purchased put options and forward foreign-exchange contracts. The Company does not use derivative financial instruments for speculative purposes.

The Company's foreign subsidiaries and branches satisfy all of their inventory requirements by purchasing merchandise from the Company's New York subsidiary. All inventory purchases are payable in U.S. dollars. Accordingly, the foreign subsidiaries and branches have foreign-exchange risk that may be hedged. To mitigate this risk, the Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions.

To minimize the potentially negative impact of a significant strengthening of the U.S. dollar against the yen, the Company purchases yen put options ("options") and enters into forward foreign-exchange contracts that are designated as hedges of forecasted purchases of merchandise and to settle liabilities in foreign currencies. The Company accounts for its option contracts as cash-flow hedges. Effective November 1, 2001, the Company assesses hedge effectiveness based on the total changes in the option's cash flows. The effective portion of unrealized gains and losses associated with the value of the option contracts is deferred as a component of accumulated other comprehensive (loss) gain and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold. Prior to November 1, 2001, the Company excluded time value from the assessment of effectiveness, which amounted to pre-tax hedging losses of $375,000, recorded in cost of sales. There was no ineffectiveness related to the Company's option contracts in 2002 and 2001. The fair value of the options was $1,512,000 and $8,562,000 at January 31, 2003 and 2002. The fair value of the options was determined using quoted market prices for these instruments.

At January 31, 2003 and 2002, the Company also had $15,620,000 and $16,306,000 of outstanding forward foreign-exchange contracts, which subsequently matured on February 26, 2003 and 2002, to primarily support the settlement of merchandise liabilities for the Company's business in Japan. Due to the short-term nature of the Company's forward foreign-exchange contracts, the book value of the underlying assets and liabilities approximates fair value.

As discussed in Note J, the Company utilizes interest-rate swap agreements to effectively convert its variable-rate yen obligation to a fixed-rate obligation and its fixed-rate Senior Notes Series C and Series D obligation to a floating-rate obligation. The Company accounts for its variable-rate yen interest-rate swap as a cash-flow hedge and its fixed-rate Senior Notes Series C and Series D interest-rate swap as a fair-value hedge. The terms of each swap agreement match the terms of the underlying debt, resulting in no ineffectiveness. The fair value of the interest-rate swap agreements was a net gain of $4,013,000 at January 31, 2003 and a net loss of $1,298,000 at January 31, 2002 and was based upon the amounts the Company would expect to pay to terminate the agreements.

Hedging activity affected accumulated other comprehensive (loss) gain, net of tax, as follows:

	Years Ended January 31,	
(in thousands)	2003	2002
Balance at beginning of period	$ 6,515	$ –
Impact of adoption	–	3,773
Derivative gains transferred to earnings	(4,395)	(4,672)
Change in fair value	(4,404)	7,414
	$(2,284)	$ 6,515

The Company expects $1,662,000 of derivative losses included in accumulated other comprehensive income to be reclassified into earnings within the next 12 months. This amount may vary due to fluctuations in the yen exchange rate. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is 12 months.

L. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. Retail store leases may require the payment of minimum rentals and contingent rent based upon a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2032, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

In January 2001, the Company notified the lessor of its New Jersey Customer Service/Distribution Center and office facility that it exercised its purchase right included in the lease. The capital lease buyout was completed on January 31, 2002.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense for the Company's operating leases, including escalations, consisted of the following:

	Years Ended January 31,		
(in thousands)	2003	2002	2001
Minimum rent for retail locations	$35,572	$32,044	$29,277
Contingent rent based on sales	17,470	15,668	17,469
Office, distribution and manufacturing facilities rent	13,572	10,809	11,737
	$66,614	$58,521	$58,483

Aggregate minimum annual rental payments under noncancelable operating leases are as follows:

Years Ending January 31,	Minimum Annual Rental Payments (in thousands)
2004	$ 62,871
2005	54,543
2006	45,463
2007	37,257
2008	33,380
Thereafter	192,563

At January 31, 2003, the Company's contractual cash obligations and commercial commitments were: inventory purchases of $636,268,000 including the obligation under the agreement with Aber (see Note D), construction-in-progress of $28,672,000 and other contractual obligations of $16,825,000 (which includes the additional commitment of $9,000,000, see Note D).

In August 2001, the Company signed new agreements with Mitsukoshi whereby TIFFANY & CO. boutiques will continue to operate within Mitsukoshi's stores in Japan until at least January 31, 2007. The new agreements largely continue the principles on which Mitsukoshi and the Company have been cooperating since 1993, when the relationship was last renegotiated. The main agreement, which will expire on January 31, 2007, covers the continued operation of TIFFANY & CO. boutiques. A separate set of agreements covers the operation of a freestanding TIFFANY & CO. store on Tokyo's Ginza. Under the new agreements, the Company began to pay to Mitsukoshi a reduced percentage fee based on certain sales beginning in 2002, to be followed by a greater reduction in fees beginning in 2003. The Company also operates boutiques in other Japanese department stores. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Mitsukoshi and other Japanese department stores totaled $84,494,000, $93,971,000 and $102,204,000 in 2002, 2001 and 2000.

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises within the Company's control, litigation with present and former employees and litigation claiming infringement of the copyrights and patents of others. Management believes that such pending litigation will not have a significant impact on the Company's financial position, earnings or cash flows.

M. RELATED PARTIES

A member of the Company's Board of Directors, who joined in July 2001, is an officer of International Business Machines Corporation, which has had a long-standing business relationship with the Company. Fees paid to that company for equipment and services rendered amounted to $11,600,000, $4,700,000 and $3,100,000 in 2002, 2001 and 2000.

A member of the Company's Board of Directors is an officer of Lehman Brothers, which served as a placement agent for the 2002 debt issuance and as an advisor for the purchase of the remaining shares of Little Switzerland and other matters. Fees paid to that company for services rendered amounted to $956,000, $35,000 and $4,000 in 2002, 2001 and 2000.

A member of the Company's Board of Directors is a member of the Board of Directors of The Bank of New York, which serves as the Company's lead bank for its Credit Facility, provides other general banking services and serves as the plan administrator for the Company's pension plan. Fees paid to that company for services rendered amounted to $842,000, $1,021,000 and $641,000 in 2002, 2001 and 2000.

N. STOCKHOLDERS' EQUITY

Stock Repurchase Program

The Board of Directors has authorized the Company's stock repurchase program, which expires in November 2003. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. That authorization was superseded in September 2000 by a further authorization of repurchases of up to $100,000,000 of the Company's Common Stock in the open market. The timing and actual number of shares repurchased depend on a variety of factors such as price and other market conditions. The Company repurchased and retired 1,350,000 shares of Common Stock in 2002 at an aggregate cost of $37,526,000, or an average cost of $27.80 per share; repurchased and retired 1,628,000 shares of Common Stock in 2001 at an aggregate cost of $39,265,000, or an average cost of $24.12 per share; and repurchased and retired 465,000 shares of Common Stock in 2000 at an aggregate cost of $13,319,000, or an average cost of $28.64 per share.

Stockholder Rights Plan

In September 1998, the Board of Directors amended and restated the Company's existing Stockholder Rights Plan ("Rights Plan") to extend its expiration date from November 17, 1998 to September 17, 2008. Under the Rights Plan, as amended, each outstanding share of the Company's Common Stock has a stock purchase right, initially subject to redemption at $0.01 per right, which right first becomes exercisable should certain takeover-related events occur. Following certain such events, but before any person has acquired beneficial ownership of 15% of the Company's common shares, each right may be used to purchase 0.0025 of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $165.00 (subject to adjustment); after such an acquisition, each right becomes nonredeemable and may be used to purchase, for the exercise price, common shares having a market value equal to two times the exercise price. If, after such an acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 15% owner may not be exercised.

Preferred Stock

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Rights Plan. At January 31, 2003 and 2002, there were no shares of Preferred Stock issued or outstanding.

Cash Dividends

The Board of Directors declared an increase of 33% in the quarterly dividend rate on common shares in May 2000, increasing the quarterly rate to $0.04 per share. On February 20, 2003, the Board of Directors declared a quarterly dividend of $0.04 per common share. This dividend will be paid on April 10, 2003 to stockholders of record on March 20, 2003.

O. STOCK COMPENSATION PLANS

In May 1998, the stockholders approved both the Company's 1998 Employee Incentive Plan and the Directors Option Plan. No award may be made under either plan after March 19, 2008. Under the Employee Incentive Plan, the maximum number of shares of Common Stock subject to issuance is 10,369,764 (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock and cash; awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights may have a maximum term of 10 years from the date of grant (vesting in increments of 25% per year over a four-year period on the yearly anniversary date of the grant) and may not be granted for an exercise price below fair-market value. With the adoption of the Employee Incentive Plan, no further stock options may be granted under the Company's 1986 Stock Option Plan; however, 3,461,719 shares remain subject to issuance based on prior grants made under such plan.

Under the Directors Option Plan, the maximum number of shares of Common Stock subject to issuance is 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 20,000 (subject to adjustment) shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years from the date of grant (vesting in increments of 50% per year over a two-year period on the yearly anniversary date of the grant) and may not be granted for an exercise price below fair-market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. No further options may be granted under the 1988 Directors Option Plan, which has expired; all Director options awarded under the 1988 Plan were granted at 50% below the market value at the date of grant. The Company recognized compensation expense relating to options granted at below market value based on the difference between the option price and the fair-market value at the date of grant.

A summary of activity for the Company's stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price
Outstanding, January 31, 2000	11,285,624	$ 14.66
Granted	1,581,300	33.06
Exercised	(1,307,545)	8.21
Forfeited	(228,850)	20.71
Outstanding, January 31, 2001	11,330,529	17.85
Granted	2,067,250	33.80
Exercised	(642,870)	9.58
Forfeited	(246,949)	28.65
Outstanding, January 31, 2002	12,507,960	20.70
Granted	2,231,900	26.28
Exercised	(1,184,732)	8.73
Forfeited	(349,989)	33.33
Outstanding, January 31, 2003	**13,205,139**	**$ 22.38**

Options exercisable at January 31, 2003, 2002 and 2001 were 8,522,446, 7,805,486 and 6,438,929.

The following tables summarize information concerning options outstanding and exercisable at January 31, 2003:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price
$ 1.81-$ 9.45	2,524,888	3.98	$ 6.25
$ 9.48-$ 14.98	3,542,785	5.94	13.01
$17.59-$ 25.85	2,217,800	9.79	25.53
$25.94-$34.02	3,168,816	8.51	33.12
$34.92-$39.97	323,750	8.04	37.23
$42.08-$42.08	1,427,100	6.97	42.08
	13,205,139	6.99	$ 22.38

	Options Exercisable	
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 1.81-$ 9.45	2,524,888	$ 6.25
$ 9.48-$ 14.98	3,542,785	13.01
$17.59-$ 25.85	63,391	19.78
$25.94-$34.02	1,185,353	32.86
$34.92-$39.97	109,379	37.25
$42.08-$42.08	1,096,650	42.08
	8,522,446	$ 17.87

P. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

The Company maintains a noncontributory defined benefit pension plan ("Plan") covering substantially all domestic salaried and full-time hourly employees. The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. Plan benefits are based on the highest five consecutive years of compensation or as a percentage of actual compensation, as applicable in the circumstances, and the number of years of service. The actuarial present value of the vested benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees. The Company funds the Plan's trust in accordance with regulatory limits to provide for current service and for unfunded projected benefit obligation over a reasonable period. Assets of the Plan consist primarily of equity mutual funds, common stocks and U.S. Government, corporate and mortgage obligations. The Plan's assets also include investments in the Company's Common Stock representing 6% and 11% of Plan assets at January 31, 2003 and 2002.

The Company provides certain health-care and life insurance benefits for retired employees and accrues the cost of providing these benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Substantially all of the Company's U.S. employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The Company's employee and retiree health-care benefits are administered by an insurance company, and premiums on life insurance are based on prior years' claims experience.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans:

				January 31,
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 106,373	$ 89,819	$ 38,787	$ 25,794
Service cost	7,094	6,040	2,415	2,769
Interest cost	7,072	6,297	2,042	2,064
Participants' contributions	–	–	35	33
Amendment	–	1,132	–	–
Actuarial loss (gain)	5,098	6,037	(4,017)	9,093
Benefits paid	(3,024)	(2,952)	(1,231)	(966)
Benefit obligation at end of year	$ 122,613	$ 106,373	$ 38,031	$ 38,787
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 72,867	$ 79,281	$ –	$ –
Actual return on plan assets	(7,412)	(3,462)	–	–
Employer contribution	16,937	–	1,196	933
Participants' contributions	–	–	35	33
Benefits paid	(3,024)	(2,952)	(1,231)	(966)
Fair value of plan assets at end of year	$ 79,368	$ 72,867	$ –	$ –
Funded status	$ (43,245)	$ (33,506)	$ (38,031)	$ (38,787)
Unrecognized net actuarial loss	26,805	7,867	4,346	8,337
Unrecognized prior service cost	1,025	1,132	287	281
Accrued benefit cost	$ (15,415)	$ (24,507)	$ (33,398)	$ (30,169)

The following table provides the amounts recognized in the Consolidated Balance Sheets:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2003	2002	2003	2002
Accrued benefit liability	$(20,950)	$ (24,507)	$(33,398)	$ (30,169)
Minimum pension liability adjustment:				
Intangible asset	1,025	–	–	–
Accumulated other comprehensive income (pre-tax)	4,510	–	–	–
Net amount recognized	$(15,415)	$ (24,507)	$(33,398)	$ (30,169)

Net periodic pension and other postretirement benefit expense included the following components:

	Years Ended January 31,					
	Pension Benefits			Other Postretirement Benefits		
(in thousands)	2003	2002	2001	2003	2002	2001
Service cost-benefits earned during period	$ 7,094	$ 6,040	$ 4,632	$ 2,415	$ 2,769	$2,129
Interest cost on accumulated benefit obligation	7,072	6,297	5,487	2,042	2,064	1,642
Return on plan assets	(6,428)	(5,808)	(5,166)	–	–	–
Net amortization and deferrals	107	41	241	(32)	23	(5)
Net expense	$ 7,845	$ 6,570	$ 5,194	$ 4,425	$ 4,856	$3,766

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Weighted-average assumptions:				
Discount rate	6.50%	6.75%	6.50%	6.75%
Expected return on plan assets	7.50%	9.00%	–	–
Rate of increase in compensation	4.00%	4.00%	–	–

For postretirement benefit measurement purposes, 11.00% (for pre-age 65 retirees) and 12.00% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2002. The rate was assumed to decrease gradually to 5.00% for both groups by 2017 and remain at that level thereafter.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the Company's postretirement health-care benefits plan. A one-percentage-point change in the assumed health-care cost trend rate would increase the Company's accumulated postretirement benefit obligation by $6,191,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $968,000 for the year ended January 31, 2003. Decreasing the health-care cost trend rate by one percentage point would decrease the Company's accumulated postretirement benefit obligation by $4,991,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $764,000 for the year ended January 31, 2003.

Other Retirement Plans

The Company has deferred compensation arrangements for certain executives and eligible employees which generally provide for payments at specified future dates, upon retirement, death or termination of employment. Benefit payments are funded by either contributions from eligible participants or from the Company, depending on the plan. The amounts accrued under these plans were $20,340,000 and $18,163,000 at January 31, 2003 and 2002, and are reflected in other long-term liabilities. Amounts contributed and the related investment returns are reflected in other assets, net.

Profit Sharing and Retirement Savings Plan

The Company also maintains an Employee Profit Sharing and Retirement Savings Plan ("EPSRS Plan") that covers substantially all U.S.-based employees. Under the profit-sharing portion of the EPSRS Plan, the Company makes contributions, in the form of newly-issued Company Common Stock, to the employees' accounts based upon the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Board of Directors. The Company recorded charges of $2,000,000, $1,000,000 and $2,800,000 in 2002, 2001 and 2000. Under the retirement savings portion of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation, and the Company will provide a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded charges of $4,238,000, $4,054,000 and $3,635,000 in 2002, 2001 and 2000. Contributions to both portions of the EPSRS Plan are made in the following year.

Under the profit-sharing portion of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee either leaves or retires from the Company. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in company stock. At January 31, 2003, investments in company stock in the profit-sharing portion and in the retirement savings portion represented 21% and 19% of total EPSRS Plan assets.

Q. INCOME TAXES

Earnings before income taxes consisted of the following:

	Years Ended January 31,		
(in thousands)	2003	2002	2001
United States	$216,713	$ 204,955	$ 245,665
Foreign	82,924	84,357	71,976
	$299,637	$ 289,312	$ 317,641

Components of the provision for income taxes were as follows:

	Years Ended January 31,		
(in thousands)	2003	2002	2001
Current:			
Federal	$ 64,500	$ 72,943	$ 80,530
State	17,090	21,091	21,309
Foreign	33,362	28,328	25,988
	114,952	122,362	127,827
Deferred:			
Federal	(3,367)	(5,166)	476
State	(1,597)	(2,429)	(1,222)
Foreign	(245)	958	(24)
	(5,209)	(6,637)	(770)
	$109,743	$ 115,725	$ 127,057

Deferred tax assets (liabilities) consisted of the following:

	January 31,	
(in thousands)	2003	2002
Deferred tax assets:		
Postretirement/employment benefits	$15,230	$ 13,835
Inventory reserves	28,088	24,939
Accrued expenses	9,115	11,066
Financial hedging instruments	162	(602)
Depreciation	9,798	4,288
Pension contribution	7,965	6,478
Other	6,593	5,445
	76,951	65,449
Deferred tax liabilities:		
Undistributed earnings of foreign subsidiaries	(22,328)	(19,719)
Trademark amortization	(3,648)	–
	(25,976)	(19,719)
Net deferred tax asset	$ 50,975	$ 45,730

The income tax effects of items comprising the deferred income tax benefit were as follows:

	Years Ended January 31,		
(in thousands)	2003	2002	2001
Postretirement/employment benefit obligations	$ (1,395)	$ (1,730)	$ (1,360)
Undistributed earnings of foreign subsidiaries	2,609	4,575	5,074
Accelerated depreciation	(4,028)	(2,461)	(1,129)
Inventory reserves	(1,847)	(930)	(1,874)
Financial hedging instruments	(764)	1,775	(553)
Inventory capitalization	(1,602)	(6,518)	(671)
Asset impairment	–	(2,732)	–
Accrued expenses	1,936	392	3,391
Excess pension contribution	375	753	(2,324)
Other	(493)	239	(1,324)
	$(5,209)	$ (6,637)	$ (770)

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

	Years Ended January 31,		
	2003	2002	2001
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	4.0	4.3	4.1
Foreign losses with no tax benefit	0.7	0.3	0.6
Extraterritorial income exclusion	(3.8)	–	–
Other	0.7	0.4	0.3
	36.6%	40.0%	40.0%

In November 2000, the United States Government repealed the tax provisions associated with Foreign Sales Corporations ("FSC") and enacted, in their place, the Extraterritorial Income Exclusion Act ("ETI"), certain provisions of which differed from those governed by the FSC regulations. The ETI provides for the exclusion from United States income tax of certain extraterritorial income earned from the sale of qualified United States origin goods. Qualified United States origin goods are generally defined as those wherein not more than 50% of the fair-market value (including intangible values) is attributable to foreign content or value added outside the United States. In the third quarter ended October 31, 2002, the Company determined that this tax benefit was applicable to its operations and, therefore, has recognized a tax benefit. It is unknown if this benefit will continue to be available to the Company in the future, as the World Trade Organization ("WTO") ruled in January 2002 in favor of a complaint by the European Union, and joined by Canada, Japan and India, that the ETI exclusion constitutes a prohibited export subsidy under WTO regulations. The United States Government is currently reviewing its options in response to this ruling.

R. SEGMENT INFORMATION

The Company's reportable segments are: U.S. Retail, International Retail, Direct Marketing and Specialty Retail.

The Company's products are primarily sold in more than 100 TIFFANY & CO. retail locations in key markets around the world. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

Effective October 1, 2002, the Company established the Specialty Retail segment to include the consolidated results of Little Switzerland, as well as the consolidated results from other ventures operated under non-TIFFANY & CO. trademarks or trade names. The Company's other reportable segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies.

In deciding how to allocate resources and assess performance, the Company's Executive Officers regularly evaluate the performance of its reportable segments on the basis of net sales and earnings from operations, after the elimination of intersegment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Certain information relating to the Company's reportable segments is set forth below:

	Years Ended January 31,		
(in thousands)	2003	2002	2001
Net sales:			
U.S. Retail	$ 819,814	$ 786,792	$ 833,221
International Retail	683,489	659,028	679,274
Direct Marketing	179,175	160,715	155,561
Specialty Retail	24,124	–	–
	$1,706,602	$1,606,535	$1,668,056
Earnings (losses) from operations*:			
U.S. Retail	$ 198,755	$ 199,310	$ 230,795
International Retail	205,398	196,816	188,216
Direct Marketing	41,747	28,104	22,277
Specialty Retail	(1,646)	–	–
	$ 444,254	$ 424,230	$ 441,288

*Represents earnings from operations before unallocated corporate expenses and interest and other expenses, net.

The Company's Executive Officers evaluate the performance of the Company's assets related to the operations under TIFFANY & CO. trademarks or trade names on an aggregate basis. Assets related to the operations under non-TIFFANY & CO. trademarks or trade names are not significant to the Company. Therefore, separate financial information for the Company's assets on a segment basis is not presented. For the years ended January 31, 2003 and 2002, total assets were $1,923,586,000 and $1,631,074,000.

The following table sets forth reconciliations of the reportable segments' earnings from operations to the Company's consolidated earnings before income taxes:

	Years Ended January 31,		
(in thousands)	2003	2002	2001
Earnings from operations for reportable segments	$ 444,254	$ 424,230	$ 441,288
Unallocated corporate expenses	(125,057)	(114,333)	(113,892)
Interest and other expenses, net	(19,560)	(20,585)	(9,755)
Earnings before income taxes	$ 299,637	$ 289,312	$ 317,641

Sales to unaffiliated customers and long-lived assets were as follows:

Geographic Areas

	Years Ended January 31,		
(in thousands)	2003	2002	2001
Net sales:			
United States	$1,026,383	$ 972,178	$1,022,203
Japan	441,764	448,239	463,130
Other countries	238,455	186,118	182,723
	$1,706,602	$1,606,535	$1,668,056
Long-lived assets:			
United States	$ 600,624	$ 504,187	$ 407,412
Japan	4,106	4,541	6,490
Other countries	89,792	32,684	24,246
	$ 694,522	$ 541,412	$ 438,148

Classes of Similar Products

	Years Ended January 31,		
(in thousands)	2003	2002	2001
Net sales:			
Jewelry	$ 1,360,243	$ 1,276,344	$1,300,697
Tableware, timepieces and other	346,359	330,191	367,359
	$1,706,602	$1,606,535	$1,668,056

S. QUARTERLY FINANCIAL DATA (UNAUDITED)

	2002 Quarter Ended			
(in thousands, except per share amounts)	April 30	July 31	October 31	January 31
Net sales	$ 347,129	$ 374,427	$ 366,033	$ 619,013
Gross profit	206,415	219,807	215,813	369,413
Earnings from operations	58,566	59,078	49,913	151,640
Net earnings	32,709	32,714	35,184	89,287
Net earnings per share:				
Basic	$ 0.22	$ 0.22	$ 0.24	$ 0.62
Diluted	$ 0.22	$ 0.22	$ 0.24	$ 0.60

	2001 Quarter Ended			
(in thousands, except per share amounts)	April 30	July 31	October 31	January 31
Net sales	$ 336,401	$ 371,301	$ 333,074	$ 565,759
Gross profit	190,140	215,871	192,839	344,627
Earnings from operations	49,221	65,670	46,041	148,965
Net earnings	30,762	36,052	24,028	82,745
Net earnings per share:				
Basic	$ 0.21	$ 0.25	$ 0.17	$ 0.57
Diluted	$ 0.20	$ 0.24	$ 0.16	$ 0.55

The sum of the quarterly net earnings per share amounts may not equal the full-year amount since the computations of the weighted-average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

CORPORATE INFORMATION

BOARD OF DIRECTORS

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer,
Tiffany & Co.
(1995) 5

ROSE MARIE BRAVO
Worldwide Chief Executive,
Burberry Limited
(1997) 2, 3 and 4

WILLIAM R. CHANEY
Retired Chairman of the Board,
Tiffany & Co.
(1984) 5

SAMUEL L. HAYES III
Jacob H. Schiff Professor of
Investment Banking Emeritus,
Harvard Business School
(1984) 1, 2*, 3* and 4

ABBY F. KOHNSTAMM
Senior Vice President,
International Business Machines
Corporation
(2001) 2, 3 and 4

CHARLES K. MARQUIS
Senior Advisor,
Investcorp International, Inc.
(1984) 1, 2, 3 and 4*

JAMES E. QUINN
President,
Tiffany & Co.
(1995) 5

WILLIAM A. SHUTZER
Managing Director,
Lehman Brothers
(1984) 1*, 2 and 4

(Year joined Board)

Member of:
1) Audit Committee
2) Compensation Committee
3) Stock Option Subcommittee
4) Nominating/Corporate Governance Committee
5) Dividend Committee
* indicates Committee Chair

EXECUTIVE OFFICERS OF THE COMPANY

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer

JAMES E. QUINN
President

BETH O. CANAVAN
Executive Vice President

JAMES N. FERNANDEZ
Executive Vice President
and Chief Financial Officer

VICTORIA BERGER-GROSS
Senior Vice President-
Human Resources

PATRICK B. DORSEY
Senior Vice President-
General Counsel and Secretary

FERNANDA M. KELLOGG
Senior Vice President-
Public Relations

JON M. KING
Senior Vice President-
Merchandising

CAROLINE D. NAGGIAR
Senior Vice President-Marketing

JOHN S. PETTERSON
Senior Vice President-Operations

DESIGN DIRECTOR

JOHN R. LORING

VICE PRESIDENTS OF TIFFANY AND COMPANY, THE COMPANY'S NEW YORK SUBSIDIARY

MARK L. AARON
Investor Relations

SANDRA M. ALTON
U.S. Retail Sales-
Philadelphia Market

ELISABETH P. AMES
U.S. Retail Sales Development

FRANCIS E. ARCARO
Merchandising-Elsa Peretti

PETER-TOLIN BAKER
Visual Merchandising

JUDITH A. BALDISSARD
Strategic Planning and
Business Development

JEFFREY E. BATEMAN
U.S. Retail Sales-Southeast Region

PHILIP M. BOTTEGA
Store Planning and Facilities

DIANE R. BROWN
U.S. Retail Sales-
Washington, D.C. Market

LINDA A. BUCKLEY
Publicity

J. THOMAS CARROLL
U.S. Retail Sales-
Mid-Atlantic Region

ROBERT L. CEPEK
General Manager
U.S. Retail Sales-New York

MINDY G. CHOZICK
Sales Service

MICHAEL C. CHRIST
Group Vice President-
U.S. Retail Sales

PAMELA CLOUD
Demand and Category Management

MICHAEL W. CONNOLLY
Treasurer

ROBERT W. DAVIDSON
Chief Information Officer

WENDY A. EAGAN
U.S. Retail Sales-Northeast Region

DAVID EISENHOWER
Human Resources

CATHERINE Y. ELWARD
U.S. Retail Sales-Central Region

WARREN S. FELD
Controller

SUSAN J. GEAREY
U.S. Retail Sales-Northwest Region

EDWARD J. GERARD
U.S. Retail Sales-Pacific Region

LEONARD GREENDYK
Business Systems Development

CATHERINE F. HAGAN
U.S. Retail Sales-Boston Market

SUSANNE HALMI
U.S. Retail Sales-
North Central Market

ANDREW W. HART
Diamond Division

MARISSA D. HARVEY
Strategic Procurement

ROBERT B. HEADLEY
Technical Services

ADINA C. KAGAN
Advertising

NANCY E. KANTERMAN
Fragrance

MELVYN KIRTLEY
Group Vice President-
U.S. Retail Sales

ELIZABETH A. LANGE
Customer Relations

GASPAR V. MARINO
Education and Development

DOROTHY L. MASON
U.S. Retail Sales-Texas Market

EILEEN M. McCARTY
European Product Development

DAVID F. McGOWAN
Security

PATRICK F. McGUINESS
Group Vice President-Finance

KEVIN J. O'HALLORAN
Direct Marketing

JOHN C. ORRICO
Group Vice President-
Merchandising Supply
Chain Operations

TARZ F. PALOMBA
Legal

CATHRYN E. RAMIREZ
U.S. Retail Sales-Southwest Market

KENT R. RAUSCHER
Distribution

ROBERT S. RUFINO
Visual Merchandising and
Creative Services

JOHN F. SCHAEDEL
Internal Audit and Financial Controls

NELLIE SEDDIGH
U.S. Retail Sales-Los Angeles Market

DETRA K. SEGAR
U.S. Retail Sales-Pacific North Market

F. SCOTT SHIBLEY
Business Sales

KAREN L. SILVEIRA
Marketing Creative Director

VICE PRESIDENTS-INTERNATIONAL REGIONS

DARREN CHEN
Asia

RAUL DABALSA
Latin America

KATSUHIKO NITTA
Japan

CESARE SETTEPASSI
Europe

INTERNATIONAL MANAGEMENT

ANDREA ARTIGAS
Mexico

WOLFGANG S. BIERLEIN
Munich

RITA CHENG
Taiwan

AGNES CROMBACK
Paris

HUBERTUS VON FRANKENBERG
Frankfurt

YEE-MIN HEW
Singapore

ANDREA M. HOPSON
Canada

MICHELLE KIM
Korea

BARBARA J. KOVACS
United Kingdom

PETER MARKUS
Australia

OTHMAR STADLER
Zurich

LITTLE SWITZERLAND, INC.

ROBERT L. BAUMGARDNER
President and Chief Executive Officer

SHAREHOLDER INFORMATION

COMPANY HEADQUARTERS

Tiffany & Co.
727 Fifth Avenue, New York, New York 10022
212-755-8000

STOCK EXCHANGE LISTING

New York Stock Exchange, trading symbol TIF

ANNUAL MEETING OF SHAREHOLDERS

Thursday, May 15, 2003, 10:00 a.m.
The St. Regis Hotel
Two East 55th Street, New York, New York

TRANSFER AGENT AND REGISTRAR

Please direct communications regarding individual stock records, address changes or dividend payments to:
Mellon Investor Services LLC
85 Challenger Road, Ridgefield Park, New Jersey 07660
888-778-1307 or 201-329-8660 or www.melloninvestor.com

DIVIDEND PAYMENTS

Quarterly dividends on TIFFANY & CO. Common Stock, subject to declaration by the Company's Board of Directors, are typically paid in January, April, July and October.

INFORMATION UPDATES

Tiffany's quarterly financial results and other information are available on our Shareholder Information Line 800-TIF-0110 and our Web site at www.tiffany.com.

INVESTOR/FINANCIAL MEDIA CONTACT

Securities analysts, investors and the financial media should contact Mark L. Aaron, Vice President – Investor Relations, at the Company's headquarters by calling 212-230-5301 or by email at maaron@tiffany.com.

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain, without charge, a copy of the Company's 2002 Annual Report on Form 10-K (without exhibits) as filed with the Securities and Exchange Commission by writing to Patrick B. Dorsey, Senior Vice President – General Counsel and Secretary, at the Company's headquarters.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas, New York, New York 10019

CATALOGS

SELECTIONS® catalogs are automatically mailed to registered shareholders. To request a catalog, please call 800-526-0649.

DIRECT STOCK PURCHASES AND DIVIDEND REINVESTMENT

The Investor Services Program allows interested investors to purchase Tiffany & Co. Common Stock directly, rather than through a stockbroker, and become a registered shareholder of the Company. The program's features also include dividend reinvestment. Mellon Bank, N.A. is the sponsor of the program, which provides Tiffany & Co shares through market purchases. For additional information, please contact Mellon Investor Services at 888-778-1307, or visit their Web site at www.melloninvestor.com.

STOCK PRICE AND DIVIDEND INFORMATION

	2002	2001	2000	1999	1998
Stock price at end of year	$23.25	$35.70	$37.48	$37.00	$14.41

Stock prices have been retroactively adjusted to reflect the two-for-one splits in 2000 and 1999 of the Company's Common Stock.

	Price Ranges of Tiffany & Co. Common Stock						Cash Dividends Per Share	
			2002			2001	2002	2001
Quarter	High	Low	Close	High	Low	Close		
First	$41.00	$31.75	$39.75	$37.16	$25.12	$32.42	$0.04	$0.04
Second	40.50	21.07	24.64	38.25	31.55	35.30	0.04	0.04
Third	28.00	19.40	26.18	36.60	19.90	23.39	0.04	0.04
Fourth	30.70	22.55	23.25	36.59	22.86	35.70	0.04	0.04

On March 5, 2003, the closing price of Tiffany & Co. Common Stock was $23.04 and there were 4,057 holders of record of the Company's Common Stock.

FOR TIFFANY & CO. STORE LOCATIONS OR INQUIRIES, CALL 800 526-0649 OR VISIT OUR WEB SITE AT WWW.TIFFANY.COM